Exhibit 99.1

HEXO CORP.

NOTICE OF MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on August 25, 2021 at 10:00 a.m. (EDT) for the following purposes:

1

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular relating to the Meeting (the “Circular”), authorizing and approving the issuance by the Corporation, to the shareholders of the entities that carry on the business of Redecan (the “Redecan Shareholders”), of 69,721,116 Common Shares, representing, collectively with the Common Shares issuable in connection with the Senior Secured Convertible Note due 2023 (as defined below), more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), the whole pursuant to that certain share purchase agreement dated May 28, 2021 among the Corporation and the Redecan Shareholders (the “Transaction”), all as more particularly described in the accompanying Circular;

2

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Financing Resolution”), the full text of which is set forth in Appendix B to the accompanying Circular, authorizing and approving certain aspects of the Corporation’s senior secured convertible note due May 1, 2023 issued on May 27, 2021 in an aggregate principal amount of US$360.0 million (the “Senior Secured Convertible Note due 2023”) in order to finance the cash portion of the purchase price of the Transaction, as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the issuance of more than 32,198,894 Common Shares on the conversion or redemption of the Senior Secured Convertible Note due 2023, representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), and (ii) the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares; and

3	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular.

The Board of Directors of the Corporation has fixed July 13, 2021 as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may continue to remain in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officer, employees, other stakeholders and communities, we will be holding the Meeting in a virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

Proxies must be deposited with TSX Trust Company not later than 5:00 p.m. (EDT) on August 23, 2021 or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including for voting and asking questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcomed to attend and listen to the live webcast, but will not be able to participate in, submit questions or vote at the Meeting. To join as a guest, please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1207 and select “I am a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to access the Meeting at https://virtual-meetings.tsxtrust.com/1207. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting and enter your 12 digit control number and password. The 12-digit control number is located on the form of proxy. The password for the Meeting is “hexo2021” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

If you are a Registered Shareholder have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com.

Duly appointed proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 5:00 p.m. (EDT) on August 23, 2021. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company, will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2021” (case sensitive).

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.
2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.
3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1207 on your browser at least 15 minutes before the Meeting starts.
5.	Click on “I have a control number”.
6.	Enter your 12-digit control number (on your proxy form).
7.	Enter the password: hexo2021 (case sensitive).

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to TSX Trust Company, the transfer agent of the Corporation as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If you are unable to attend the Meeting virtually, we encourage you to complete and return the enclosed form of proxy as soon as possible so that as large a representation as possible may be had at the Meeting.

ii

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Common Shares (the “Non-Registered Holders”) and for registered Shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of this Notice, the Circular, the form of proxy, the annual financial statements and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar. The Meeting Materials will remain posted on TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on TSX Trust Company’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by August 16, 2021 in order to receive the Meeting Materials in advance of the Meeting.

The Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com.

DATED at Ottawa, Ontario this 14th day of July, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sébastien St-Louis”
Sébastien St-Louis President and Chief Executive Officer and Director

iii

HEXO CORP.

TSX: HEXO

NYSE: HEXO

INFORMATION CIRCULAR

FOR THE MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 25, 2021

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEXO CORP. (the “Corporation”) of proxies to be used at the meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held on August 25, 2021 at 10:00 a.m. (EDT), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”), in connection with (i) the issuance of 69,721,116 Common Shares upon Closing of the proposed Transaction between the Corporation and the Redecan Shareholders, representing, collectively with the Common Shares issuable in connection with the Senior Secured Convertible Note due 2023, more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) and (ii) certain aspects of the Corporation’s Senior Secured Convertible Note due 2023 including the issuance of more than 32,198,894 Common Shares on the conversion or redemption of the Senior Secured Convertible Note due 2023, representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), and the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the meeting and other meeting materials (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation has engaged Kingsdale Advisors as the Corporation’s strategic shareholder advisor and proxy solicitation agent to assist in the solicitation of proxies with respect to matters to be considered at the Meeting for reasonable and customary compensation for such services. The cost of soliciting proxies will be borne by the Corporation.

The Corporation may utilize the Broadridge QuickVote service to assist non-objecting beneficial Shareholders with voting their Common Shares. Non-objecting beneficial Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Common Shares to be represented at the Meeting.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

INFORMATION CONTAINED IN THIS CIRCULAR

All capitalized terms used herein but not otherwise defined have the meanings set forth under the heading “GLOSSARY OF DEFINED TERMS”, or elsewhere in this Circular.

No person is authorized to give any information or make any representation in connection with the Transaction not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on the

Corporation’s and/or Redecan’s website is inconsistent with this Circular, you should rely on the information provided in this Circular.

All summaries of and references to Transaction documents in this Circular, including the Share Purchase Agreement, the Investor Rights Agreement, the Transition Services Agreements, the Intellectual Property Assignment Agreements and the Non-Competition Agreements, are qualified in their entirety by the complete text of the Share Purchase Agreement and the forms of Investor Rights Agreement, Transition Services Agreement, Intellectual Property Assignment Agreement and Non-Competition Agreement appended thereto as exhibits, which are available under the Corporation’s profile on SEDAR at www.sedar.com. You are urged to carefully read the full text of the Share Purchase Agreement, the Investor Rights Agreement, the Transition Services Agreements, the Intellectual Property Assignment Agreements and the Non-Competition Agreements, including all schedules thereto.

This Circular incorporates by reference the Corporation’s Amended and Restated Material Change Report, including certain historical financial statements of Redecan and certain pro forma financial statements giving effect to the acquisition of Redecan by HEXO appended as schedules thereto.

The information in this Circular is given as at June 30, 2021 unless otherwise indicated.

All information relating to Redecan has been provided to the Corporation by Redecan and the Redecan Shareholders. The Corporation has relied upon this information without having made any independent inquiries as to the accuracy or completeness thereof; however, the Corporation has no reason to believe such information is misleading or inaccurate. Neither the Board nor the Corporation assumes any responsibility for the accuracy or completeness of such information or for any omission on the part of Redecan or the Redecan Shareholders to disclose facts or events which may affect the accuracy or completeness of any such information.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in any of the information set forth herein since the date of this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

FORWARD LOOKING STATEMENTS

Certain information in this Circular contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the competitive and business strategies of the Corporation;

•

the intention to grow the business, operations and potential activities of the Corporation, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Corporation’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including current and potential acquisitions;

•	the Corporation’s acquisition of Zenabis Global Inc. and the future impact thereof;

2

•	the Corporation’s proposed acquisition of 48North Cannabis Corp. and the future impact thereof;

•

the Corporation’s proposed acquisition of Redecan, including the required approval of the Shareholders and the receipt of any required approvals under the Competition Act, and the future impact thereof;

•	the use of proceeds from the Senior Secured Convertible Note Financing and the resulting sufficiency of proceeds to satisfy the cash portion of the purchase price of the Transaction;

•	the terms of the Senior Secured Convertible Note due 2023 and the Corporation’s ability to comply with the terms thereof and its impact on the Corporation’s financial position and cash resources;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles, beverages and extract products (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Corporation’s ability to maintain or grow its market share;

•	the Corporation’s Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;

•	the Corporation’s Keystone Isolation Technologies business venture and the future impact thereof;

•	the expansion of the Corporation’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;

•	whether the Corporation will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	compliance with applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Corporation’s operations;

•	the performance of the Corporation’s business and operations;

•	securities class action and other litigation to which the Corporation is subject; and

•	the impact of the COVID-19 coronavirus pandemic on the operations of the Corporation.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. The Corporation has based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

•	the Corporation’s ability to implement its growth strategies;

•	the Corporation’s ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;

•	the Corporation’s competitive advantages;

•	the development of new products and product formats for the Corporation’s products;

•	the Corporation’s ability to obtain and maintain financing on acceptable terms;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

3

•	the Corporation’s ability to maintain and renew required licences;

•	the Corporation’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Corporation’s ability to keep pace with changing consumer preferences;

•	the Corporation’s ability to protect intellectual property;

•	the Corporation’s ability to manage and integrate acquisitions;

•	the Corporation’s ability to retain key personnel; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this Circular are based on what the Corporation believes are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see the “RISK FACTORS” sections of our annual and most recent interim management’s discussion and analysis as well as the “RISK FACTORS RELATED TO THE TRANSACTION AND THE SENIOR SECURED CONVERTIBLE NOTE FINANCING” section in this Circular. All forward-looking information is provided as of the date of this Circular. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both the Corporation and Redecan have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements incorporated by reference into this Circular have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

4

SUMMARY

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular provided for convenience only and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular, including the Appendices hereto. Capitalized terms used in this document are defined in the section titled “GLOSSARY OF DEFINED TERMS”, or elsewhere in this Circular. Shareholders are urged to read this Circular and the Appendices carefully and in their entirety.

The Meeting and Record Date

The Meeting will be held on August 25, 2021 at 10:00 a.m. (EDT) in a virtual only format via live audio webcast at https://virtual-meetings.tsxtrust.com/1207 for the purposes set forth below and in the accompanying Notice of Meeting. The Board has fixed July 13, 2021 as the Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting.

For details on how to access the Meeting, see “NOTICE-AND-ACCESS - Meeting Format”, “DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS - Voting by Non-Registered Holders” and “DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS - Voting by Non-Registered Holders at the Meeting”.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Transaction Resolution approving the issuance of the Consideration Shares to the Redecan Shareholders pursuant to the Transaction and the Financing Resolution approving certain aspects of the Senior Secured Convertible Note due 2023, including the amount of Note Shares which may be issued and their issuance at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that the Corporation wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares. The full text of each of the Transaction Resolution and the Financing Resolution is attached as Appendix A and Appendix B, respectively, to this Circular. Each of the Transaction Resolution and the Financing Resolution must be approved by a simple majority, namely more than fifty percent (50%), of the votes cast by Shareholders entitled to vote at the Meeting.

Although 70% of the net proceeds from the Senior Secured Convertible Note Financing have been placed in an escrow account for the purpose of funding the cash portion of the purchase price of the Transaction as described below, the Transaction is not subject to any financing condition or contingency, and the Closing of the Transaction is not subject to the adoption by Shareholders of the Financing Resolution. In the event the Financing Resolution is not adopted by Shareholders and the Transaction proceeds to Closing, the proceeds from the Senior Secured Convertible Note Financing held in escrow will, subject to the satisfaction of certain release conditions (including the absence of any defaults or events of default by the Corporation under the Senior Secured Convertible Note due 2023), be released from escrow to fund the cash portion of the Transaction purchase price, however, the maximum number of Common Shares issuable upon conversion or redemption of the Senior Secured Convertible Note due 2023 will be limited to 32,198,894.

In the event the Financing Resolution is adopted by Shareholders, there will be no maximum number of Common Shares issuable on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023. On the other hand, in the event the Financing Resolution is not adopted by Shareholders, the Corporation may be subject to significant cash payment requirements under the Senior Secured Convertible Note due 2023. See “BUSINESS TO BE TRANSACTED AT THE MEETING—Senior Secured Convertible Note Financing”.

The Transaction

The terms of the Transaction are the result of arm’s-length negotiations between the Corporation and the Redecan Shareholders and their respective advisors.

On May 28, 2021, the Corporation and the Redecan Shareholders entered into the Share Purchase Agreement pursuant to which the Corporation agreed, among other things, to acquire all of the issued and outstanding Redecan Shares in

1

exchange for an aggregate purchase price of $925 million (subject to certain adjustments provided for in the Share Purchase Agreements and summarized in this Circular), consisting of: (i) an aggregate amount of $400 million to be paid in cash; and (ii) an aggregate amount of $525 million to be paid in the form of the Consideration Shares; in each case to be paid or delivered to the Redecan Shareholders at Closing of the Transaction. Immediately following completion of the Transaction and based on 152,427,156 Common Shares issued and outstanding as of the Record Date, the current Shareholders would hold approximately 69% of the outstanding Common Shares and the Redecan Shareholders would collectively hold approximately 31% of the outstanding Common Shares, in each case on a non-diluted basis and without giving effect to any Common Shares issuable upon conversion, exchange, exercise or redemption of any Convertible Securities, including the Senior Secured Convertible Note due 2023.

This Circular contains a summary of the events leading up to the execution of the Share Purchase Agreement and the public announcement of the proposed Transaction. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Background to the Transaction” for a detailed description of the background to the Transaction.

Between the completion of the Transaction and up to and including the Corporation’s next annual meeting of shareholders, it is expected that two nominees of the Investor Rights Shareholders, namely Peter James Montour and William Todd Montour, will be appointed or elected, as applicable, to the Board in accordance with the provisions of the Investor Rights Agreement.

Closing of the Transaction is subject to a number of conditions precedent which remain to be satisfied as of the date of this Circular, including, among others, the approval of the Transaction Resolution by Shareholders. The Competition Act Approval was received on July 14, 2021. Subject to the satisfaction or waiver of all remaining conditions, the Parties expect the Closing Date to occur during the third calendar quarter of 2021.

Recommendation of the Board Regarding the Transaction

In approving the Transaction, the Board unanimously determined that the payment of the cash portion of the purchase price and the issuance of the Consideration Shares is fair to the Corporation and that entering into the Share Purchase Agreement and concluding the Transaction are in the best interests of the Corporation. The recommendation of the Board is based on various factors described more fully herein. Accordingly, the Board is UNANIMOUSLY recommending that Shareholders vote FOR the Transaction Resolution.

Reasons for the Board Recommendation Regarding the Transaction

In unanimously determining that the Transaction and the entry into of the Share Purchase Agreement are in the best interests of the Corporation, that that the payment of the cash portion of the purchase price and the issuance of the Consideration Shares is fair to the Corporation and in unanimously recommending to Shareholders that they approve the Transaction Resolution, the Board considered and relied upon a number of principal factors, including factors related to: (a) discussions with management regarding, among other things, the terms and conditions of the Transaction, as well as the potential benefits of and risks associated with the Transaction; (b) that the Transaction may result in complementary capabilities in the Canadian adult-use and medical cannabis sectors with potentially strong growth prospects through the diversification of its product offering and markets; (c) the procedural safeguards in respect of the Transaction, including the Shareholder Approval and other Required Approvals; and (d) the certainty of Closing given, among other things, the number and nature of the conditions precedent to Closing. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Reasons for the Board Recommendation” for a more detailed description of these and other principal factors.

Transaction Documents

The Transaction will be effected pursuant to the terms and conditions of the Share Purchase Agreement. The Share Purchase Agreement contains covenants, representations and warranties of and from each of the Redecan Shareholders and the Corporation and various conditions precedent, both mutual and with respect to the Redecan Shareholders and the Corporation. In addition, each of the Redecan Shareholders has agreed to enter into a Non-Competition Agreement in favour of the Corporation at Closing. At Closing, the Corporation and the Investor Rights Shareholders, each of whom are Redecan Shareholders, will enter into the Investor Rights Agreement setting out certain governance matters and matters related to the Investor Rights Shareholders’ ability to transfer their Common Shares as well as a framework within which the Investor Rights Shareholders may demand or participate in a public offering of Common Shares by the Corporation. The Corporation will also enter into a Transition Services Agreement with certain Consultants, each of whom will enter into an Intellectual Property Assignment Agreement with Redecan.

2

This Circular contains summaries of certain provisions of the Share Purchase Agreement, as well as the other Transaction Documents to be entered into at Closing, which are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the forms of Transaction Documents appended thereto as exhibits, which are publicly available on the Corporation’s SEDAR profile at www.sedar.com.

See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Resolution” for further details.

Parties to the Transaction

The Corporation

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Corporation also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. HEXO’s Common Shares trade on both the TSX and NYSE under the symbol ‘HEXO’. Information about the Corporation is available under its SEDAR profile at www.sedar.com and under its EDGAR profile with the United States Securities and Exchange Commission at www.sec.gov.

Redecan

Redecan is an Ontario-based privately held corporation co-founded by Peter James Montour, William Todd Montour and Richard Redekop, who together have over 30 years of experience in agriculture. Redecan’s growing methods are one-of-a-kind and are continually refined through the use of advanced technologies.

Approvals

In addition to the Shareholder Approval, Closing of the Transaction is subject to the Competition Act Approval, the TSX Conditional Approval and other customary closing conditions. The Competition Act Approval was received on July 14, 2021. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction –Toronto Stock Exchange” and “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters”.

Timing of Closing of the Transaction

Subject to all conditions precedent to the Transaction as set forth in the Share Purchase Agreement being satisfied, or being waived by the appropriate Party, if the Meeting is held on the date currently scheduled and if the Transaction Resolution is approved by Shareholders holding the requisite majority at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived, the Corporation currently expects that the Closing Date will occur during the third calendar quarter of 2021.

Risk Factors

In the course of its deliberations, the Board also identified and considered a variety of risks and uncertainties (as described in greater detail under the heading “RISK FACTORS RELATED TO THE TRANSACTION AND THE SENIOR SECURED CONVERTIBLE NOTE FINANCING”) relating to or associated with the Transaction, including the following:

•	The Corporation may fail to realize the anticipated benefits of the Transaction.

•

The unaudited pro forma financial information attached as a schedule to the Amended and Restated Material Change Report, which is incorporated by reference into this Circular, is presented for illustrative purposes only and may not be an accurate indication of the Corporation’s financial condition or results of operations after giving effect to the Transaction.

•	The Transaction is subject to satisfaction or waiver of several conditions.

•	Until the Transaction is completed, the Corporation is restricted from taking a specified list and number of actions.

3

•	The Share Purchase Agreement may be terminated in certain circumstances.

•	If the Share Purchase Agreement is terminated or the Transaction is not consummated, there could be an adverse effect on the Corporation.

•

The Common Shares to be issued, or that are issuable, pursuant to the Transaction will significantly dilute existing Shareholders, and the Redecan Shareholders’ significant interest in the Corporation upon completion of the Transaction may impact the liquidity and market or trading price of the Common Shares.

•	The issuance and future sale of Common Shares could affect the market or trading price.

•	The pending Transaction may divert the attention of the Corporation’s management.

Shareholders should consider these and other risk factors relating to the Transaction and the Corporation in evaluating whether to approve the Transaction Resolution.

Senior Secured Convertible Note Financing

The Corporation completed the Senior Secured Convertible Note Financing on May 27, 2021, in anticipation of successfully concluding negotiations with the Redecan Shareholders to enter into the Share Purchase Agreement and for the purpose of financing the cash portion of the purchase price of the Transaction.

Under the Senior Secured Convertible Note Financing, the Corporation issued and sold the Senior Secured Convertible Note due 2023 in the aggregate principal amount of US$360.0 million directly to the Note Purchaser at a purchase price of US$327.6 million, or approximately 91.0% of its principal amount. If not previously converted, all principal repayments of the Senior Secured Convertible Note due 2023 will be made at the Repayment Price equal to 110% of the principal amount thereof being repaid.

Recommendation of the Board Regarding the Senior Secured Convertible Note Financing

The Board unanimously determined that the Senior Secured Convertible Note Financing and the issuance of the Senior Secured Convertible Note due 2023 were fair to the Corporation and that entering into the Note Purchase Agreement and concluding the Senior Secured Convertible Note Financing were in the best interests of the Corporation. The recommendation of the Board is based on various factors described more fully herein. Accordingly, the Board is UNANIMOUSLY recommending that Shareholders vote FOR the Financing Resolution.

Reasons for the Board Recommendation Regarding the Senior Secured Convertible Note Financing

The Board approved the Senior Secured Convertible Note Financing in order to finance the cash portion of the purchase price of the Transaction. The Corporation did not have sufficient cash resources to pay the cash portion of the purchase price for the Transaction without conducting some form of financing. After considering various financing options, the Board determined that the Senior Secured Convertible Note Financing represented the best financing option for the Corporation based on the amount the Corporation needed to raise, the timeline in which it had to raise it, the anticipated pricing and dilution for various financing options, including whether the Corporation would be required to issue common share purchase warrants in connection with any equity financing, and the likelihood of completing the various financing options.

Financing Documents

The Senior Secured Convertible Note Financing was negotiated at arm’s length and was completed pursuant to the terms of the Note Purchase Agreement between the Corporation and the Note Purchaser and the Agency Agreement between the Corporation and A.G.P. / Alliance Global Partners. The Senior Secured Convertible Note due 2023 was issued in registered form under the Indenture, as supplemented and modified by resolutions of the Board in accordance with the provisions of the Indenture. The Senior Secured Convertible Note due 2023 was issued and sold to the Note Purchaser on a registered direct offering basis pursuant to the Base Shelf Prospectus, as supplemented by the Prospectus Supplement. Copies of the Senior Secured Convertible Note due 2023, the Note Purchase Agreement, the Agency Agreement, the Indenture, the Base Shelf Prospectus and the Prospectus Supplement are publicly available under the Corporation’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

4

Approvals

In connection with the Senior Secured Convertible Note Financing, the Corporation is seeking the Financing Shareholder Approval to authorize and approve certain aspects of the Senior Secured Convertible Note due 2023, as required pursuant to sections 607 and 610 of the TSX Company Manual, including (i) the issuance of more than 32,198,894 Common Shares on the conversion or redemption of the Senior Secured Convertible Note due 2023, representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), and (ii) the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares.

The Corporation is not seeking Shareholder approval in connection with any material affect of control of the Corporation in connection with the Senior Secured Convertible Note due 2023 since the Senior Secured Convertible Note due 2023 is subject to the Beneficial Ownership Limitation which provides that the Corporation shall not be required to issue any Common Shares pursuant to the Senior Secured Convertible Note due 2023 to the extent that after giving effect to such issuance, the Note Purchaser together with certain other affiliated parties, collectively, would beneficially own in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such issuance.

Risk Factors

In the course of its deliberations, the Board identified and considered a variety of risks and uncertainties relating to or associated with the Senior Secured Convertible Note Financing, including the following:

•

The Common Shares that are issuable on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023 will significantly dilute Shareholders, and could affect the market price of the Common Shares.

•

The Corporation may be prevented in certain circumstances from converting or redeeming the Senior Secured Convertible Note due 2023 into or for Common Shares. Notably, the Corporation’s ability to pay any Optional Redemption Payment in Optional Redemption Shares is subject to the satisfaction of the Equity Conditions (as defined below). Unless the Senior Secured Convertible Note due 2023 is converted into or redeemed for Common Shares, the Corporation will require significant cash resources to repay all amounts outstanding thereunder. Moreover, if the Senior Secured Convertible Note due 2023 is redeemed for Common Shares, the Corporation may still be required to make significant cash payments in connection with the redemption payments if the Financing Shareholder Approval (as defined below) is not obtained.

Shareholders should consider these and other risk factors relating to the Financing and the Corporation in evaluating whether to approve the Financing Resolution.

Who can Shareholders Contact with Further Questions?

If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

5

GLOSSARY OF DEFINED TERMS

“Agency Agreement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Amended and Restated Material Change Report” means HEXO’s amended and restated material change report dated July 14, 2021 regarding the announcement of the definitive Share Purchase Agreement to acquire Redecan and effect the Transaction, including the historical and pro forma financial statements appended as schedules thereto.

“Applicable Securities Laws” means all securities laws applicable to the Corporation, including the Securities Act (Ontario) and all other applicable Canadian provincial and territorial or United States securities Laws, rules and regulations and published policies thereunder and, as applicable, the rules of the TSX applicable to companies listed thereon and the rules of the NYSE applicable to the companies listed thereon.

“ARC” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

“Base Shelf Prospectus” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Beneficial Ownership Limitation” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Board” means the board of directors of the Corporation.

“Business” means the business of cultivation, production, processing, packaging, marketing, distribution and sale of Cannabis or products containing Cannabis, whether alone or together with any Cannabis Accessory, for adult-use and medical markets, carried on by Redecan on the date of execution of the Non-Competition Agreements and shall be deemed to include the production of gummies containing Cannabis or other products containing Cannabis that are in planning stages to be carried on by Redecan on the date of execution of Non-Competition Agreements, and shall include the design, acquisition or operation of equipment for carrying out any of the foregoing.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario but excludes a Saturday, Sunday or any other statutory or civic holiday in Toronto.

“Cannabis” has the meaning set out in Schedule 1 of the Cannabis Act and shall include (i) any class of Cannabis set out in Schedule 3 of the Cannabis Act, and (ii) any cannabis extract, cannabis concentrate, cannabis topical and edible cannabis as such expressions are defined in the Cannabis Regulations.

“Cannabis Act” means the Cannabis Act, SC 2018, c. 16.

“Cannabis Accessory” has the meaning set out in the Cannabis Act.

“Cannabis Regulations” means the Cannabis Regulations (DORS / 2018-144).

“Circular has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Clearing Agency” has the meaning given to such term in “ADVICE TO NON-REGISTERED SHAREHOLDERS”.

“Closing” means the completion of the purchase and sale of the Redecan Shares contemplated in the Share Purchase Agreement.

“Closing Date” means the date that is three Business Days after receipt of the Competition Act Approval and all required consents and authorizations under the Share Purchase Agreement have been obtained, provided that all conditions to Closing set out in the Share Purchase Agreement have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied or waived until the Closing Date, but subject to satisfaction or waiver of those conditions on the Closing Date) by the applicable Party; and provided further that the Closing Date may be such earlier or later date as the Parties may agree in writing.

“Closing Period” means the period between the close of business on the date of the Share Purchase Agreement and the Closing.

1

“Commercially Reasonable Efforts” means the efforts that a reasonable and prudent Person who desires to achieve a business result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible in the context of a commercial transaction.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee.

“Common Shares” means the common shares of the capital of the Corporation.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

“Consideration Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement”.

“Consultant” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Transition Services Agreements”.

“Convertible Securities” means any security, including any warrant, option or any document evidencing indebtedness of the Corporation, including the Senior Secured Convertible Note due 2023, that may be converted or exchanged into or exercised or redeemed for a Common Share or which carries a right to purchase either a Common Share or a security convertible into a Common Share, including any security of Zenabis Global Inc. or 48North Cannabis Corp. ultimately convertible or exchangeable into or exercisable for a Common Share.

“Corporation” or “HEXO” means HEXO Corp.

“Equity Conditions” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Escrow Release Conditions” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Escrow Release Deadline” “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Expense Reimbursement“ has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement – Termination and Expense Reimbursement”.

“Financing Shareholder Approval” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Governmental Authority” means (a) the Government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing (including any applicable stock exchange), and (b) any department, tribunal, bureau, agency or other entity representing a First Nations group.

“Hold Period” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement – Representations and Warranties and Covenants – Covenants of the Parties – Post-Closing Contractual Resale Restrictions and Hold Period”.

“HoopCo” means 2553507 Ontario Inc., a corporation governed by the laws of Ontario, and any successor thereto, including, upon completion of the amalgamation of 2526356 Ontario Inc. and 2553507 Ontario Inc. as part of a planned pre-closing reorganization by the Redecan Shareholders, the corporation resulting from such amalgamation.

“Indenture” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

2

“Intellectual Property Assignment Agreements” means the agreements substantially in the form attached as Exhibit 7.2(o) to the Share Purchase Agreement with such changes thereto as may be agreed upon by the parties thereto prior to Closing.

“Intermediary” has the meaning given to such term in “ADVICE TO NON-REGISTERED SHAREHOLDERS”.

“Investor Rights Agreement” means the agreement substantially in the form attached as Exhibit 7.2(q) to the Share Purchase Agreement with such changes thereto as may be agreed upon by the parties thereto prior to Closing.

“Investor Rights Shareholders” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Investor Rights Agreement”.

“LandCo” means 2526356 Ontario Inc., a corporation governed by the laws of Ontario, and any successor thereto, including, upon completion of the amalgamation of 2526356 Ontario Inc. and 2553507 Ontario Inc. as part of a planned pre-closing reorganization by the Redecan Shareholders, the corporation resulting from such amalgamation.

“Material Adverse Effect” means any effect that is or is reasonably likely to be material and adverse to the business, assets, liabilities, financial condition, or operations of Redecan taken as a whole; except to the extent such material adverse effect results from (i) the announcement of the Transaction, the execution of the Share Purchase Agreement or the performance of obligations thereunder, including the impact of any of the foregoing on relationships with customers, suppliers or employees, (ii) conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole, (iii) changes generally affecting the industries in which Redecan conducts its business, (iv) any change in, adoption of, or change in the interpretation or adoption of any applicable law or accounting standards, (v) any national or international political or social conditions, including the engagement, escalation or continuation of Canada in hostilities, or the occurrence of any military or terrorist attack upon Canada, (vi) pandemics or epidemics (including the COVID-19 pandemic and any COVID-19 measures), (vii) earthquakes, hurricanes, floods or other natural disasters, or (vii) any action by the Redecan Shareholders or their respective Affiliates required to be taken, or permitted to be taken, by the Share Purchase Agreement (including any pre-closing reorganization disclosed to the Corporation) provided, in the case of any of the foregoing clauses (ii), (iii) and (v), such event, charge or action does not have a materially disproportionate effect on Redecan relative to other persons operating in the same industry.

“Meeting” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Meeting Materials” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“No Action Letter” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

“NOBOs” has the meaning given to such term in “DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS”.

“Non-Competition Agreements” means the agreements substantially in the form attached as Exhibit 7.2(j) to the Share Purchase Agreement with such changes thereto as may be agreed upon by the parties thereto prior to Closing.

“Non-Registered Holders” has the meaning given to such term in “NOTICE-AND-ACCESS”.

“Note Purchase Agreement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Note Purchaser” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Note Shares” means any and all Common Shares issuable by the Corporation from time to time to the holder(s) of the Senior Secured Convertible Note due 2023 on its conversion, redemption or other payments thereunder.

“Notice-and-Access” has the meaning given to such term in “NOTICE-AND-ACCESS”.

“Notice of Meeting” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Notifiable Transaction” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

3

“Notification” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

“NYSE” means the New York Stock Exchange.

“OBOs” has the meaning given to such term in “DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS”.

“Opco” means 9037136 Canada Inc., a corporation governed by the laws of Canada.

“Ordinary Course” means, with respect to an action taken by a person, that such action is consistent in all material respects with the past practices of the person and is taken in the ordinary course of the normal day-to-day operations of the person, and shall include any change in operations arising out of or in connection with COVID-19 or COVID-19 measures, provided that any such change in operations is not materially disproportionate to changes made by other persons that are in the same or a similar line of business as such person (it being acknowledged that any action taken pursuant to any pre-closing reorganization shall be deemed to be taken in the Ordinary Course of the Redecan Shareholders and Redecan).

“Outside Date” means November 30, 2021.

“Parties” means the Corporation and the Redecan Shareholders, and “Party” means any one of the Parties.

“Principals” means certain individuals controlling the Redecan Shareholders, and “Principal” means any one of the Principals.

“Prospectus Supplement” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – Senior Secured Convertible Note Financing”.

“Record Date” means July 13, 2021.

“Redecan” means 5048963 Ontario Inc. together with OpCo, LandCo and HoopCo, which together operate a cannabis company under the names “Redecan Pharm” and “Redecan”.

“Redecan Entities’ Fundamental Representations” means the representations and warranties provided by the Redecan Shareholders in respect of Redecan in favour of the Corporation relating to incorporation and corporate power, corporate authorizations, no conflict with authorizations and laws, required authorizations, execution and binding obligation, authorized and issued share capital, absence of other agreements to purchase, related party transactions and absence of broker’s fees.

“Redecan Shareholders” means, collectively, 2831363 Ontario Inc., 2831364 Ontario Inc., 2831367 Ontario Inc., 2831368 Ontario Inc., 2831369 Ontario Inc., 2831371 Ontario Inc., 2831380 Ontario Inc., and 2831386 Ontario Inc., and “Redecan Shareholder” means any one of the Redecan Shareholders.

“Redecan Shareholders’ Fundamental Representations” means the representations and warranties provided by the Redecan Shareholders in respect of themselves in favour of the Corporation relating to incorporation and corporate power, corporate authorizations, no conflict with authorizations and laws, required authorizations, execution and binding obligation, title to purchased shares and no broker’s fees.

“Redecan Shares” means the common shares in the capital of 5048963 Ontario Inc., being the only issued and outstanding shares of the capital of such corporation.

“Restricted Consideration Shares” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement – Representations and Warranties and Covenants – Covenants of the Parties – Post-Closing Contractual Resale Restrictions and Hold Period”.

“Restricted Period” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Non-Competition Agreements”.

“Restricted Territory” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Non-Competition Agreements”.

“Registered Holders” has the meaning given to such term in “NOTICE-AND-ACCESS”.

4

“Required Approvals” means, collectively, the Shareholder Approval, the TSX Conditional Approval and the Shareholder Approval.

“Sellers’ Representative” means Peter James Montour.

“Senior Secured Convertible Note due 2023” means that certain senior secured convertible note issued by the Corporation on May 27, 2021 in an aggregate principal amount of US$360.0 million and due on May 1, 2023.

“Senior Secured Convertible Note Financing” mean the issuance and sale by the Corporation of the Senior Secured Convertible Note due 2023 completed on May 27, 2021.

“Services” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Transition Services Agreements”.

“Share Purchase Agreement” means that certain share purchase agreement dated May 28, 2021 among the Corporation, the Redecan Shareholders and the Principals.

“Shareholders” has the meaning given to such term in “PURPOSES OF SOLICITATION”.

“Shareholder Approval” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Resolution”.

“Standstill Period” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement – Representations and Warranties and Covenants – Covenants of the Parties – Standstill”.

“Supplementary Information Request” has the meaning given to such term in “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Other Regulatory Matters – Competition Act Approval”.

“Transaction” means the acquisition by the Corporation of all the outstanding Redecan Shares pursuant to the Share Purchase Agreement.

“Transaction Documents” means, collectively, the Share Purchase Agreement, the Investor Rights Agreement, the Transition Services Agreements, the Intellectual Property Assignment Agreements and the Non-Competition Agreements.

“Transaction Resolution” means the resolution of the Shareholders, the full text of which is set forth in Appendix A, authorizing and approving the issuance by the Corporation of 69,721,116 Common Shares, representing approximately 46% of the issued and outstanding Common Shares on a non-diluted basis (based on 152,427,156 Common Shares issued and outstanding as of the Record Date) issuable to the Redecan Shareholders pursuant to the Share Purchase Agreement.

“Transfer Agent” has the meaning given to such term in “NOTICE-AND-ACCESS”.

“Transition Services Agreements” means the agreements substantially in the form attached as Exhibit 7.2(m) to the Share Purchase Agreement with such changes thereto as may be agreed upon by the parties thereto prior to Closing.

“TSX” means the Toronto Stock Exchange.

“TSX Conditional Approval” means the conditional approval of the listing of the Common Shares issuable pursuant to the Transaction on the TSX.

“VIF” has the meaning given to such term in “DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS – Voting by Non-Registered Holders at the Meeting”.

5

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares (“Registered Shareholders”) and beneficial owners of Common Shares (the “Non-Registered Holders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form, in each case enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR www.sec.gov or on the website of TSX Trust Company (the “Transfer Agent”), the Corporation’s transfer agent and registrar, at https://docs.tsxtrust.com/2092. The Meeting Materials will remain posted on the Transfer Agent’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Transfer Agent’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by August 16, 2021 in order to receive the Meeting Materials in advance of the Meeting.

Meeting Format

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may continue to remain in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting.

The Meeting will be conducted via live webcast. In order to attend, participate, vote or ask questions at the Meeting, registered shareholders and duly appointed proxy holders must have a 12 digit control number. Guests are welcome to attend and view the webcast, but will be unable to participate in, submit questions, or vote at the Meeting. To join as a guest please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1207 and select “Join as a Guest” when prompted.

Registered Shareholders and duly appointed proxyholders will be able to access the Meeting online at https://virtual-meetings.tsxtrust.com/1207. Such persons may enter the Meeting by clicking “I have a control number” and entering their 12 digit control number and password “hexo2021” (case sensitive) before the start of the Meeting:

•

Registered Shareholders: The control number located on the form of proxy is the username. The password for the Meeting is “hexo2021” (case sensitive). If as a Registered Shareholder you are using your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the Meeting as a guest.

•

Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or VIF, as applicable, AND register the proxyholder in advance of the proxy cut-off at 5:00 p.m. (EDT) on August 23, 2021. Following registration of a proxyholder, the Transfer Agent will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2021” (case sensitive). Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate in, submit questions or vote at the Meeting.

If you are a Registered Shareholder have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tmxeinvestorservices@tmx.com

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/1207 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number”.

6.	Enter your 12-digit control number (on your proxy form).

7.	Enter the password: hexo2021 (case sensitive).

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt of your system’s compatibility, please refer to the Virtual Meeting Guide included with your proxy materials. If you are Registered shareholder and encounter technical difficulties, please have your 12 digit control and contact TSX Trust Company at TSXTVGMinfo@tmx.com.

The Corporation believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that Registered Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as would be the case if the Meeting was held in person. Shareholders will have the opportunity to submit questions at the Meeting by submitting them in writing through the text box. Questions received from Shareholders which relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Corporation as they would be at a shareholders’ meeting that was being held in person. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote virtually at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 5:00 p.m. (EDT) on August 23, 2021 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the head office of the Corporation, located at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2 at any time prior to 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend virtually and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services

Inc.) (each, a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

DISTRIBUTION OF MEETING MATERIALS TO NON-REGISTERED HOLDERS

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders fall into two categories – those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).

The Corporation’s Non-Registered Holders can expect to be contacted by their Intermediary. Non-Registered Holders will receive a voting instruction form from their Intermediary by way of instruction of their financial institution. The Corporation intends to pay for intermediaries to deliver Meeting Materials to OBOs. Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the Non-Registered Holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

B.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote virtually at the Meeting (or have another person attend and vote virtually on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting virtually as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting virtually and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

How to vote at our virtual Meeting – Non-Registered Holders

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the“Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/1207 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number”.

6.	Enter your 12-digit control number (on your proxy form).

7.	Enter the password: hexo2021 (case sensitive).

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire meeting.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

If you have any questions about any of the information or require assistance in completing your form of proxy or voting instruction form for your Common Shares, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed July 13, 2021 as the Record Date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the Record Date, 152,427,156 Common Shares were issued and outstanding as fully paid and non-assessable.

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The Transaction

Background to the Transaction

HEXO and Redecan

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Corporation also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. HEXO’s Common Shares trade on both the TSX and NYSE under the symbol ‘HEXO’. Information about the Corporation is available under its SEDAR profile at www.sedar.com and under its EDGAR profile with the United States Securities and Exchange Commission at www.sec.gov.

Redecan is an Ontario-based privately held corporation co-founded by Peter James Montour, William Todd Montour and Richard Redekop, who together have over 30 years of experience in agriculture. Redecan’s growing methods are one-of-a-kind and are continually refined through the use of advanced technologies.

The HEXO Story and Consolidation in the Canadian Cannabis Industry

Over approximately the last three years, HEXO has experienced rapid growth as the Canadian cannabis industry experienced the legalization of adult-use recreational cannabis in October 2018 and the legalization of cannabis derivatives in October 2019. This period has been marked by significant expansion of the Corporation’s facilities, strategic investments and joint ventures, and a number of equity financings, as the Corporation sought to build the infrastructure and capabilities necessary for growth, obtain necessary cultivation and sales licenses, develop and expand its product offerings and expand its sales and distribution channels and develop market share.

HEXO’s strategy is to have strong standards of operational excellence, execute at scale, grow low-cost high-quality cannabis, build targeted brands for all types of cannabis consumer segments and partner with existing fortune 500 CPG (consumer packaged goods) companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value, which it believes requires consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base. HEXO believes in a few years a handful of companies will control a significant portion of the global market share, and it is positioning the Corporation to be one of these companies.

Since 2020 and continuing into 2021, there has been a significant level of mergers and acquisitions (M&A) activity in the Canadian cannabis sector, as licensed producers have sought and continue to seek to achieve the benefits and synergies of industry consolidation, the acquisition of brands and brand portfolios, increased market share and ever-greater innovative product offerings, in addition to seeking to expand their existing platforms with a view to international expansion as and when new markets experience legalization in the cannabis sector.

Roll-out of HEXO’s Recent Acquisition Strategy

From the end of 2020 and into the beginning of 2021, HEXO began to roll out and implement its M&A strategy.

First, in February 2021, HEXO entered into a binding agreement to acquire Zenabis Global Inc. by way of court-approved plan of arrangement, which transaction closed on June 1, 2021.

Next, in mid-May 2021, HEXO entered into a binding agreement to acquire 48North Cannabis Corp., also by way of court-approved plan of arrangement, which transaction is expected to close during the third quarter of the 2021 calendar year.

Thus, before the end of the first half of 2021, HEXO was already well along on its path to becoming an industry leader through the acquisitions of Zenabis Global Inc. and 48North Cannabis Corp.

Finally, on May 28, 2021, HEXO announced its most significant acquisition to date by entering into the Share Purchase Agreement to acquire Redecan pursuant to the Transaction.

Events Leading up to Signature and Announcement of the Transaction

The terms of the Transaction are the result of arm’s-length negotiations between the Corporation and the Redecan Shareholders and their respective advisors. The following is a summary of the events leading up to the negotiation of the Share Purchase Agreement and the key meetings, negotiations, discussions and actions by and between the Parties that preceded the execution of the Share Purchase Agreement and public announcement of the Transaction.

Following an initial outreach on February 20, 2021 by Adam Arviv, lead special advisor to the Redecan Shareholders, to Sebastien St-Louis, the Corporation’s Chief Executive Officer, regarding a potential merger or acquisition transaction involving the Corporation and Redecan, on February 22, 2021, an introductory virtual meeting was set up by Eight Capital (as financial advisor to the Corporation) between Mr. Arviv and Trent MacDonald, Chief Financial Officer of the Corporation. The discussions were preliminary in nature and included the evaluation of a potential asset sale, share sale or other business combination involving the Corporation and Redecan. During the ensuing days, various follow-up calls and virtual meetings between Mr. Arviv and Mr. MacDonald were held to further discuss the possibility of a transaction. The discussions remained high level and specific details about the structure or consideration for a proposed transaction were not discussed.

The Corporation’s senior management team and the Board were generally familiar with Redecan, its business and its management team, and believed that a potential combination of the two companies at the right time and on appropriate and fair terms could provide an opportunity to significantly grow the business and potentially enhance shareholder value.

On February 22, 2021, the Corporation entered into a confidentiality agreement with Redecan in connection with the negotiation of the Transaction.

On February 23, 2021, the Corporation sent a non-binding letter of intent to Redecan and its advisors in connection with the proposed Transaction, which also included a 90-day exclusivity period in favour of the Corporation to complete the acquisition of Redecan. The parties discussed and negotiated the key terms of the letter of intent over the course of the following week.

On March 1, 2021, the Corporation formally engaged Eight Capital as its financial advisor in respect of the potential Transaction.

Effective March 2, 2021, the Corporation and the Redecan Shareholders signed a non-binding letter of intent setting forth a 90-day exclusivity covenant and terms that served as the basis to commence negotiation of the definitive financial, commercial and legal terms of the Transaction that would be ultimately set forth in the Share Purchase Agreement. Throughout the period following the signature of the non-binding letter of intent through to the signature of the Share Purchase Agreement, the Corporation and its financial advisor and legal counsel conducted due diligence on Redecan.

Throughout April and the first half of May 2021, the Parties conducted various negotiations, held multiple video and conference calls and finalized the terms of the Transaction Documents. One of the final points that remained outstanding among the Parties in the weeks and final days preceding the signature of the Share Purchase Agreement was the Corporation’s ability to finance the cash portion of the purchase price of the Transaction, and the Redecan Shareholders were unwilling to accept any form of financing condition or contingency as a condition precedent to Closing the Transaction. As such, throughout May 2021, the Corporation advanced on its financing plans and, on May

27, 2021, HEXO announced that it had closed on the Senior Secured Convertible Note Financing, thereby providing HEXO with sufficient net proceeds, together with its other cash and cash equivalents, to fund the cash portion of the purchase price at Closing of the Transaction.

In parallel, the Board met on the evening of May 27, 2021 to review and consider the specific terms of the Transaction that had been negotiated by the Parties in the preceding weeks, the anticipated benefits to the Corporation of pursuing the Transaction and the proposed Transaction documents that resulted from the negotiations with the Redecan Shareholders. Prior to such meeting, the Board was provided with a comprehensive summary of the material terms of the proposed Transaction Documents and the findings of the due diligence conducted on Redecan. The Board discussed, among other things, the proposed final terms of the Share Purchase Agreement, the Investor Rights Agreement and the other Transaction Documents and the potential impact of the Transaction on the Corporation, including the anticipated benefits thereof and the potential risks and challenges associated therewith. After discussion, the Board unanimously determined that entering into the Share Purchase Agreement and concluding the Transaction were in the best interests of the Corporation and the Board unanimously approved the Transaction Documents.

Following the meeting of the Board and the closing and announcement of the Senior Secured Convertible Note Financing, management of the Parties and their respective legal and financial advisors finalized the terms of the Share Purchase Agreement and the other Transaction Documents and the Share Purchase Agreement was executed and delivered. The Corporation issued a news release announcing the proposed Transaction before markets opened on May 28, 2021.

Recommendation of the Board

In approving the Transaction, the Board unanimously determined that the Transaction and entry into the Share Purchase Agreement are in the best interests of the Corporation. Accordingly, the Board is UNANIMOUSLY recommending that Shareholders vote FOR the Transaction Resolution. The recommendation of the Board is based on various factors described more fully herein.

Reasons for the Board Recommendation

In unanimously determining that the Transaction is in the best interests of the Corporation and unanimously recommending to Shareholders that they approve the Transaction Resolution, the Board consulted with the Corporation’s management, reviewed a significant amount of information and considered a number of factors, including, without limitation, those listed below.

In evaluating and approving the Transaction and in making its recommendation that Shareholders vote in favour of the Transaction Resolution, the Board gave careful consideration to the current and expected future position of the business of the Corporation (including following the integration of Redecan) and all terms of the Share Purchase Agreement and the other Transaction Documents and, in so doing, it considered and relied on extensive information and analysis in the course of its consideration of the Transaction, including the following:

•

Information concerning the business, operations, assets, financial performance and condition, operating results and prospects of the Corporation and its business, including management’s forecasts and long-term expectations of the Corporation’s future financial and operating performance, along with corresponding information about Redecan and its business.

•	The impact and status of general industry, regulatory, political, economic and market conditions and trends relevant to the Corporation’s business.

•	The risks and uncertainties affecting the Corporation and its business, as well as those affecting Redecan and its business, both on a stand-alone basis and as a combined company.

•

Discussions with the Corporation’s management regarding, among other matter, the terms and conditions of the Transaction, as well as the potential benefits of and risks associated with the Transaction.

•

It having been estimated at the time the Board reviewed and considered the Transaction that Redecan Shareholders would own between approximately 30% and 35% of the outstanding Common Shares as a result of the Transaction.

•	That the Investor Rights Shareholders would initially be entitled to nominate two directors to the Board that would ultimately be composed of ten directors.

•

That the Redecan Shareholders have agreed to be bound by post-closing contractual resale restrictions for 24 months following Closing of the Transaction and standstill restrictions for 18 months following Closing of the Transaction.

•

The results of detailed discussions with management of the Corporation and with management of Redecan regarding their views on the future prospects of Redecan, including its forecast and the related risks and uncertainties.

•	That the Expense Reimbursement is payable only in certain limited circumstances and that there is no other termination or break fee payable by HEXO.

•

That the terms and conditions of the Share Purchase Agreement, including the Corporation’s and the Redecan Shareholders’ representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of the Corporation, reasonable.

•

The likelihood that the conditions to complete the Transaction will be satisfied, including the nature of the approvals required by both the Corporation and the Redecan Shareholders to be obtained as a condition to completing the Transaction.

•	Information regarding the terms and conditions of other relevant precedent transactions.

•	Various other factors, considerations and information, as more fully described below.

Benefits of the Transaction

In making its recommendation and determination, the Board considered a number of potential benefits of the Transaction to the Corporation including, without limitation, the following principal factors:

•

Opportunities for Synergy and Growth. The Transaction is expected to result in highly complementary capabilities in the Canadian adult-use and medical cannabis sectors with excellent growth prospects for the Corporation through the diversification of its product offering and markets as well as expansion opportunities as a result of combined business relationships. In addition, the Transaction is intended and expected to result in the combined company being a leader across key consumer product categories, with established distribution channels throughout the country.

•

Brand leader: Redecan’s product mix and leading market share position across a number of key product categories will complement the Corporation’s already large suite of sought-after brands across several products and price points.

•

Robust product portfolio: Following the Transaction, the Corporation will be a Canadian volume leader in dried flower across premium, mainstream and value price points. The Corporation will also be the industry leader for cannabis-infused beverages through Truss Beverages, while Redecan’s differentiated product portfolio includes top selling oils and capsules, and market leadership in the pre-roll category.

•	Product innovation: The newly combined know-how will further enable the development of higher potency and more consistent products in key categories.

•

Best-in-class production capabilities: Redecan brings leading manufacturing, automation and packaging capabilities, resulting in some of the most consistent, efficiently produced and innovative products in the industry. Its highly efficient pre-roll technology has supported some of the highest product gross margins in the industry.

•

Global growth opportunities: The Corporation aims to leverage Redecan’s unique pre-roll product, experience in manufacturing, and well-known brands to expand market share across Canada and further seize opportunities in the U.S. and Europe.

•

Long-Term Investment by Redecan Shareholders. Under the terms of the Share Purchase Agreement, the Redecan Shareholders have agreed to be bound by post-closing contractual resale restrictions for 24 months following Closing of the Transaction and standstill restrictions for 18 months following Closing of the Transaction, in each case subject to certain limited exceptions and carve-outs.

Procedural Safeguards and Fairness

•

Arm’s-Length Negotiations. The Transaction is the result of extensive, arm’s-length negotiations between the Corporation and the Redecan Shareholders and their respective advisors. As described above (see “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Background to the Transaction”), the Board, with the assistance of the Corporation’s management, engaged in extensive analysis and negotiations in order to obtain the best available terms for the Corporation.

•

Shareholder Approvals Required. The Transaction will only become effective if it is approved by at least a majority of the Common Shares voted by Shareholders, in person or by proxy, entitled to vote at the Meeting.

•

Certainty of Closing. The obligation of the Redecan Shareholders to complete the Transaction is subject to a limited number of conditions which the Board believes are reasonable under the circumstances.

Risks and Potential Negative Factors

The Board also considered a number of risks and other potentially negative factors concerning the Transaction, including the following:

•	As a result of the Transaction, Shareholders will experience significant dilution to their existing shareholdings.

•

The significant amount of senior secured debt incurred by the Corporation under the Senior Secured Convertible Note Financing in order to finance the cash portion of the purchase price of the Transaction.

•

Under the Share Purchase Agreement, prior to the completion of the Transaction or the termination of the Share Purchase Agreement, the Corporation is subject to a limited number of restrictions on the conduct of its business, which could delay or prevent the Corporation from pursuing business opportunities without the Redecan Shareholders’ consent.

•

Other than as expressly set out in the Share Purchase Agreement and as summarized in the section “The Transaction—Share Purchase Agreement—Indemnification by Redecan Shareholders”, the Corporation has no contractual recourse or indemnity claim against any person or entity (including the Redecan Shareholders) for breach of any representations or warranties set forth in the Share Purchase Agreement, including the general representations and warranties made in respect of the Redecan business and financial statements, and no representations and warranties (R&W) insurance has been purchased or subscribed in connection with the Transaction.

•	If the Share Purchase Agreement is terminated in certain circumstances, the Corporation is required to pay the Redecan Shareholders an Expense Reimbursement Payment of up to $5.0 million.

•	The risks relating to obtaining the Required Approvals by the Outside Date, having regard to the nature of such approvals, and the subjective factors to be applied by the regulators.

•	The conditions to the Redecan Shareholders’ obligation to complete the Transaction and the rights of the Redecan Shareholders to terminate the Share Purchase Agreement in certain circumstances.

•

The substantial amount of time, effort and costs associated with entering into the Share Purchase Agreement and completing the Transaction. In addition, these activities involve substantial disruptions to the operation of the Corporation’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement the Transaction, integration efforts and operational risks and challenges.

The Board, with the assistance of the Corporation’s management, assessed these risks and concluded that the potential benefits of the Transaction, if it is completed, were sufficient to justify proceeding with the Transaction.

The foregoing discussion of the principal factors and risks considered and given weight by the Board is not intended to be exhaustive but is believed by the Board to include the material factors considered by the Board in its assessment of the Transaction. In view of the variety of factors and the amount of information considered in connection with the Board’s evaluation of the Transaction and the complexity of such matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The Board recommended the Transaction based upon the totality of the information presented to and considered by them. The Board’s reasons for recommending the Transaction include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks.

See “FORWARD LOOKING STATEMENTS” and “RISK FACTORS RELATED TO THE TRANSACTION AND THE SENIOR SECURED CONVERTIBLE NOTE FINANCING” for a more detailed description of the risks associated with the Transaction.

Transaction Resolution

It is a condition to the completion of the Transaction that the Transaction Resolution be approved at the Meeting (the “Shareholder Approval”).

Since the number of Common Shares issuable to the Redecan Shareholders pursuant to the Transaction exceeds 25% of the number of issued and outstanding Common Shares (on a non-diluted basis and without giving effect to the issuance of the Consideration Shares), section 611(c) of the TSX Company Manual requires that the Transaction Resolution be approved by a simple majority (namely more than 50%) of the issued and outstanding Common Shares entitled to be voted at the Meeting having been cast in favour of the Transaction Resolution. In addition, under section 611(g) of the TSX Company Manual, in calculating the number of securities issued or issuable in payment of the purchase price for an acquisition, any securities issued or issuable upon a concurrent private placement upon which the acquisition is contingent or otherwise linked will be included. Accordingly, the number of Common Shares issuable on conversion, redemption or other payment of the Senior Secured Convertible Note due 2023 must be included in calculating the number of Common Shares issuable in payment of the purchase price for the Transaction. Since the issuance of up to 32,198,894 Common Shares, being 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the Financing Closing Date, has been approved by the TSX, the Transaction Resolution must approve the issuance of all of the 69,721,116 Consideration Shares to be issued to the Redecan Shareholders. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction—Toronto Stock Exchange”.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Transaction Resolution. The full text of the Transaction Resolution is set forth in Appendix A to this Circular.

Transaction Documents

The descriptions of the Transaction Documents both below and elsewhere in this Circular are not exhaustive and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the forms of Transaction Documents appended thereto as exhibits, which are publicly available on the Corporation’s SEDAR profile at www.sedar.com.

Share Purchase Agreement

Pursuant to the terms of the Share Purchase Agreement, the Redecan Shareholders have agreed to sell to the Corporation, and the Corporation has agreed to purchase from the Redecan Shareholders, on the Closing Date, all of the issued and outstanding Redecan Shares. In consideration for the Redecan Shares, the Corporation has agreed to pay to the Redecan Shareholders an aggregate amount of $925 million, consisting of (i) an aggregate amount of $400 payable in cash, and (ii) an aggregate amount of $525 million payable in the form and through the issuance of 69,721,116 Common Shares at an implied issuance price of $7.53 per share (the “Consideration Shares”). The aggregate purchase price of $925 million is subject to customary post-closing purchase price adjustments, including in respect of Redecan’s working capital. Such post-closing purchase price adjustments shall operate solely against the $400 million cash component of the purchase price.

Importantly, no single Redecan Shareholder will be issued Consideration Shares representing more than 10% of the issued and outstanding Common Shares following the issuance of the Consideration Shares (on a non-diluted basis).

(a)	Representations and Warranties and Covenants

The Share Purchase Agreement contains customary representations and warranties and covenants of the Corporation, the Redecan Shareholders and Redecan.

The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the Parties that differ from those applicable or relevant to investors. Shareholders should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Corporation, the Redecan Shareholders, Redecan or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Corporation.

(i)	Representations and Warranties in Respect of the Corporation

The representations and warranties provided by the Corporation in favour of the Redecan Shareholders relate to incorporation and corporate power, corporate authorization, no conflict with authorizations or laws, required authorizations, no conflict with contracts, execution and binding obligation, corporate records, capitalization, subsidiaries, qualification and business authorizations, tax matters, compliance with applicable securities laws and stock exchange rules and requirements, auditors, disclosure controls and internal control over financial reporting, financial statements, liabilities and indebtedness, sanctions, money laundering laws and anti-corruption laws, litigation, compliance with laws, sufficiency of funds, no brokers’ fees and Investment Canada Act.

(ii)	Representations and Warranties in Respect of the Redecan Shareholders

The representations and warranties provided by the Redecan Shareholders in respect of themselves in favour of the Corporation relate to incorporation and corporate power, corporate authorizations, no conflict with authorizations or laws, required authorizations, no conflict with contracts, execution and binding obligation, litigation, title to purchased shares, residency and no brokers’ fees.

(iii)	Representations and Warranties in Respect of Redecan

The representations and warranties provided by the Redecan Shareholders in respect of Redecan in favour of the Corporation relate to incorporation and corporate power, corporate authorizations, no conflict with authorizations or laws, required authorizations, no conflict with contracts, execution and binding obligation, authorized and issued capital, no other agreements to purchase, dividends and other distributions, officers and directors, unanimous shareholders’ agreement, corporate records, subsidiaries, HoopCo, qualification, conduct of business in the ordinary course, compliance with laws, business authorizations, Health Canada, sufficiency of assets, title to the assets, no options, condition of assets, owned property, leases and leased property, government grants and subsidies, material contracts, no breach of contracts, related party transactions, intellectual property, information technology, accounts receivable, inventory, working capital, books and records and internal financial controls, financial statements, no undisclosed liabilities, accounts and powers of attorney, customers and suppliers, products and inventory, insurance, litigation, taxes, environmental matters, employee matters, employee benefit plans, privacy laws, anti-spam laws, sanctions, money laundering laws and anti-corruption laws and no brokers’ fees.

(iv)	Covenants of the Parties

The Share Purchase Agreement also contains customary negative and affirmative covenants of the Corporation, the Redecan Shareholders and Redecan relating to the operation of their businesses during the period between the execution of the Share Purchase Agreement and completion of the Transaction and relating to the Transaction. Among others, these include the covenants set forth below.

(A)	Covenants Regarding Closing Period Operations

The Redecan Shareholders have agreed that, during the Closing Period, except with the prior written consent of the Corporation or as otherwise permitted or contemplated by the Share Purchase Agreement, the Redecan Shareholders shall cause Redecan to conduct their business in the Ordinary Course. In particular, during the Closing Period, the Redecan Shareholders shall use commercially reasonable efforts and shall cause Redecan to use commercially reasonable efforts to, among other things: (i) preserve intact the current organization of Redecan, keep available the services of Redecan’s employees and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors and all other persons having business relationships with Redecan; (ii) other than in the Ordinary Course, retain possession and control of their assets and other property used by them in their business, maintain insurance coverage commensurate with existing coverage and preserve the confidentiality of any confidential or proprietary information of their business or Redecan.

The Corporation has agreed that, during the Closing Period, the Corporation will maintain the financial capability that will provide the Corporation with sufficient sources of immediately available cash funds necessary to consummate the Transaction upon the terms contemplated by the Share Purchase Agreement.

Furthermore, the Corporation has agreed that, during the Closing Period, the Corporation shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other persons with which the Corporation or any of its subsidiaries has material business relations, and shall not, directly or indirectly, proceed with or authorize a series of corporate actions, including the amendment of the terms of the Common Shares, the declaration of dividends, the liquidation or dissolution of the Corporation or the issuance of equity or voting interests of the Corporation, subject to certain customary exceptions.

(B)	Post-Closing Contractual Resale Restrictions and Hold Period

Subject to certain customary exemptions, the Redecan Shareholders have agreed not to, without the prior written consent of the Corporation, directly or indirectly, transfer any of the Consideration Shares they hold, or their economic interest therein, for a period commencing on the Closing Date and expiring up to 24 months after that date (such 24-month period being the “Hold Period”). Notwithstanding the foregoing, on the Closing Date and subsequently on the last day of each calendar month during the Hold Period, 1/24th of the initial amount of each Redecan Shareholder’s Consideration Shares subject to the restriction on transfer described above (“Restricted Consideration Shares”) shall be released from such restrictions and the monthly number of Restricted Consideration Shares that are released shall be proportionally adjusted to account for any additional release of Restricted Consideration Shares described in the following sentence. Furthermore, if at any point during the Hold Period, the market price of a Common Share (as determined by calculating the volume-weighted average price of Common Shares on the TSX for a consecutive 5-trading day period) is equal to or greater than $15.06, then 50% of each Redecan Shareholder’s remaining Restricted Consideration Shares shall immediately be released from the restriction on transfer described above notwithstanding the Hold Period.

(C)	Standstill

During the period commencing on the Closing Date and expiring 18 months thereafter (the “Standstill Period”), each Redecan Shareholder has agreed not to, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner, and subject to customary exceptions, (i) acquire, or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any securities of the Corporation, (ii) propose or seek to effect any change of control, business combination or business disposition transaction involving the Corporation, (iii) effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation,(iv) otherwise attempt to control the Board or the management of the Corporation, (v) make any public announcement or disclosure regarding an intention to do any of the things listed in clauses (i) to (iv) above, or (vi) advise, assist, encourage or act as a financing source for or otherwise join with or invest in any other person where such Redecan Shareholder knows that such financing or investment is to be used in any action restricted by any of the foregoing, in each case without the prior written consent of the Corporation. The Redecan Shareholders have advised the Corporation that they are not acting and have no intention to act “jointly or in concert” (as such expression is understood under Canadian securities laws and regulations) with respect to the Consideration Shares they would receive on Closing.

(b)	Indemnification by Redecan Shareholders

The Redecan Shareholders have agreed to indemnify the Corporation for damages arising out of or relating to: (i) any breach or failure by the Redecan Shareholders to perform or fulfill any covenant or obligation of the Redecan Shareholders contained in the Share Purchase Agreement; (ii) tax claims relating to pre-closing tax periods; (iii) the pre-closing reorganization contemplated by the Share Purchase Agreement; (iv) any breach or inaccuracy of the Redecan Shareholders’ Fundamental Representations or the Redecan Entities’ Fundamental Representations; (v) any claim against Redecan relating to product liability or a product recall for any product of Redecan that is in market as of Closing, provided such claim arises within 180 days of such product being in the market; (vi) any breach or inaccuracy of the representations and warranties of the Redecan Shareholders relating to taxes; and (vii) claims for brokerage or finder’s fees, commissions or similar payments. The foregoing indemnification obligations are subject to the following limitations: (A) in respect of clauses (ii), (iv) and (vi), Redecan Shareholders have no liability until the damages exceed a $25,000,000 deductible and damages are capped at the Purchase Price in the case of (iv) and at $50,000,000 in the case of (ii) and (vi); and (B) in respect of clause (v), claims must first be made against Redecan’s applicable insurance policies and second against the Redecan Shareholders to the extent such insurance policies are insufficient to cover the full amount of damages or if the damages are not covered by such insurance policies, provided damages which can be claimed from the Redecan Shareholders are capped at $50,000,000. The tax-related representations and warranties of the Redecan Shareholders, the Redecan Shareholders’ Fundamental Representations and Redecan Entities’ Fundamental Representations shall survive until the sixth anniversary of the Closing and all other representations and warranties of the Redecan Shareholders and Redecan will terminate immediately as of Closing, in each case, except in the case of fraud in which case they will survive indefinitely.

Other than as expressly set out in the Share Purchase Agreement as summarized above, the Corporation has no contractual recourse or indemnity claim against any person or entity (including the Redecan Shareholders) for breach of any representations or warranties set forth in the Share Purchase Agreement, including the general representations and warranties made in respect of the Redecan business and financial statements, and no representations and warranties (R&W) insurance has been purchased or subscribed in connection with the Transaction. See “RISK FACTORS RELATED TO THE TRANSACTION AND THE SENIOR SECURED CONVERTIBLE NOTE FINANCING—With certain exceptions, the Corporation does not have any meaningful indemnity recourse against any person or entity, including the Redecan Shareholders, for breach of most representations and warranties.”

(c)	Conditions Precedent to Closing of the Transaction

The respective obligations of the Parties to complete the Transaction are subject to the satisfaction or waiver of the following conditions:

(i)	The Transaction Resolution having been passed by Shareholders.

(ii)	The Competition Act Approval having been obtained.

(iii)

No final, non-appealable order or other award issued by any court or Governmental Authority having jurisdiction over the Redecan Shareholders or the Corporation being in effect, and no other applicable law having been enacted or promulgated by any Governmental Authority that restrains, enjoins or otherwise prohibits the consummation of the Transaction.

The Corporation is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(i)	Conditions related to covenants to be performed by the Redecan Shareholders and the accuracy and correctness of representations and warranties provided by the Redecan Shareholders.

(ii)	No Material Adverse Effect having occurred with respect to Redecan since the date of the Share Purchase Agreement.

(iii)	All consents and authorizations required to effect the Transaction having been obtained.

(iv)	The pre-closing reorganization contemplated by the Share Purchase Agreement having been completed.

(v)	The Corporation having received all closing deliverables contemplated by the Share Purchase Agreement, including executed copies of the Transaction Documents.

The Redecan Shareholders are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Redecan Shareholders and may only be waived, in whole or in part, by the Redecan Shareholders in their sole discretion:

(i)	Conditions related to covenants to be performed by the Corporation and the accuracy and correctness of representations and warranties provided by the Corporation.

(ii)	A direct registration system advice or similar document evidencing the electronic registration of ownership of securities or other evidence reasonably acceptable to the

Sellers’ Representative to properly evidence the issuance of such Consideration Shares to or as directed by the Redecan Shareholders having been so issued or delivered.

(iii)

The Redecan Shareholders having received all closing deliverables contemplated by the Share Purchase Agreement, including executed copies of the Transaction Documents to which the Corporation is a party.

(d)	Termination and Expense Reimbursement

The Share Purchase Agreement may, subject to certain customary exceptions, be terminated at any time prior to the Closing Date:

(i)

by the Corporation, if there has been a material breach by the Redecan Shareholders of any covenant, representation and warranty or other agreement contained in the Share Purchase Agreement (including if there shall have occurred a Material Adverse Effect since the signature of the Share Purchase Agreement) such that any condition for the benefit of the Corporation would be incapable of being satisfied or performed by the Closing Date;

(ii)

by the Redecan Shareholders, if there has been a material breach by the Corporation of any covenant, representation and warranty or other agreement contained in the Share Purchase Agreement such that any condition for the benefit of the Redecan Shareholders would be incapable of being satisfied or performed by the Closing Date;

(iii)	by either the Corporation or the Sellers’ Representative upon written notice to the other if the Closing has not occurred before 5:00 p.m. (Toronto time) on the Outside Date;

(iv)

by either the Corporation or the Sellers’ Representative, if any Governmental Authority having jurisdiction over the Redecan Shareholders or the Corporation has issued a final and non-appealable award or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction; or

(v)	by written agreement of the Parties.

If the Share Purchase Agreement is terminated by either Party because Closing has not occurred before 5:00 p.m. (Toronto time) on the Outside Date and if, as of the Outside Date, any of the conditions precedent relating to the Transaction Resolution or the Competition Act Approval has not been satisfied, then the Corporation shall reimburse or cause to be reimbursed to the Sellers’ Representative on behalf of the Redecan Shareholders, all of the actual fees and expenses incurred by the Redecan Shareholders in connection with the negotiation and implementation of the Share Purchase Agreement and the Transaction in the amount of the Redecan Shareholders’ transaction expenses incurred up to the date of such termination (as evidenced by invoices) up to a maximum amount of $5,000,000 (the “Expense Reimbursement”).

Investor Rights Agreement

Upon Closing of the Transaction, 2831364 Ontario Inc. and 2831367 Ontario Inc. (collectively, the “Investor Rights Shareholders”), each of which are Redecan Shareholders, will enter into the Investor Rights Agreement with the Corporation. The Investor Rights Agreement will provide that for so long as the Redecan Shareholders hold: (i) 15% or more of the then-outstanding shares of the Corporation, the Investor Rights Shareholders, acting together, shall be entitled to nominate two (2) individuals; or (ii) 10% or more of the then-outstanding shares of the Corporation, the Investor Rights Shareholders, acting together, shall be entitled to nominate one (1) individual; to form part of the nominees proposed for election as director by the Corporation. If the Redecan Shareholders fall below these thresholds but continue to collectively hold 50% or more of the number of shares originally issued to them, the Investor Rights Shareholders will retain the right to nominate one (1) individual until (i) the 3rd anniversary of the date the Redecan Shareholders no longer meet the 10% ownership threshold described above or (ii) the Investor Rights Agreement is terminated. The Redecan Shareholders have advised the Corporation that neither they nor the Investor Rights Shareholders are acting nor have any intention to act “jointly or in concert” (as such expression is understood under Canadian securities law and regulations) with respect to the Consideration Shares they would receive on Closing.

Furthermore, the Investor Rights Agreement provides for demand registration rights pursuant to which the Corporation must use commercially reasonable efforts to file a prospectus and take such other steps as may be reasonably necessary to facilitate an offering in Canada of all or any portion of the Common Shares held by the Investor Rights Shareholders so long as the Investor Rights Shareholders (and their respective affiliates and permitted transferees) collectively own, control or direct, directly or indirectly, in the aggregate, 5% or more of the then-outstanding Common Shares. The Corporation is obligated to effect only two demand registrations throughout the term of the Investor Rights Agreement, and the Corporation is not required to effect a demand registration in certain circumstances, as set out in the Investor Rights Agreement.

If the Corporation proposes to qualify the issuance of any Common Shares under Applicable Securities Laws or to make a public distribution, provided that at such time, the Investor Rights Shareholders (and their respective affiliates and permitted transferees) collectively own, control or direct, directly or indirectly, in the aggregate, 5% or more of the then-outstanding Common Shares, the Corporation shall use commercially reasonable efforts to cause to be included in such offering all of the Common Shares that the Investor Rights Shareholders have requested to be included in such offering.

The Investor Rights Agreement will automatically terminate upon the earliest to occur of the following events: (i) the Redecan Shareholders no longer owning at least 5% of the outstanding Common Shares; (ii) the Investor Rights Agreement is terminated by the Investor Rights Shareholders, acting in their sole discretion, provided that the Investor Rights Shareholders are not permitted to terminate the Investor Rights Agreement until the date that is at least 18 months from the effective date of the Investor Rights Agreement; (iii) the dissolution or liquidation of the Corporation; and (iv) if, at anytime after the 18 month anniversary of the date of the Investor Rights Agreement, an Investor Rights Shareholder proceeds with or initiates any matter that would otherwise have been prohibited during the Standstill Period, but such termination shall apply and operate in such case only in respect of such Investor Rights Shareholder.

Non-Competition Agreements

All Redecan Shareholders and their Principals will, at Closing, enter into a non-competition agreement pursuant to which they will undertake not to compete, directly or indirectly, with the Business within the territory of Canada (the “Restricted Territory”) for (i) the period commencing on the Closing Date and ending on the date which is five years after the Closing Date, and (ii) for any Principal that acts as a director of the Corporation, the period commencing on the Closing Date and ending on the later of (A) five years after the Closing Date and (B) two years after the date such Principal has ceased to act as a director of the Corporation (the “Restricted Period”). Furthermore, during the Restricted Period, the Redecan Shareholders and their Principals will undertake not to solicit any customers or suppliers of Redecan within the Restricted Territory nor any employees of Redecan.

Transition Services Agreements and Intellectual Property Assignment Agreements

Upon Closing, the Corporation will enter into the Transition Services Agreements with three consultants (the “Consultants”) who have, prior to the signature of the Share Purchase Agreement, provided certain services to Redecan through or pursuant to existing informal or formal arrangements, understandings and commitments among the Consultants, the Redecan Shareholders and Redecan (collectively, the “Services”). The Services will be provided to the Corporation for a period deemed sufficient to allow for an orderly transition of the operation of Redecan’s business from the Redecan Shareholders to the Corporation, and the orderly continuation of the operation of Redecan’s business by the Corporation after the Closing and can be terminated at any time by the Corporation upon 60 days’ prior written notice.

In addition to the Transition Services Agreements, each Consultant will enter into an Intellectual Property Assignment Agreement pursuant to which each Consultant will transfer, convey, assign and deliver to Redecan any and all intellectual property created by such Consultants in connection with the Services provided to Redecan prior to Closing and any Intellectual Property that may be created by such Consultants during the execution of the Services in connection with the Transition Services Agreement.

Toronto Stock Exchange

Pursuant to section 611(c) of the TSX Company Manual, shareholder approval is required in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. Under the terms of the Transaction, the Corporation has agreed to issue to the Redecan Shareholders 69,721,116 Common Shares which will, immediately following completion of the Transaction, represent approximately 31% of the outstanding Common Shares, and would result in a dilution factor to existing Shareholders of approximately 46% based on the number of Common Shares issued and outstanding as of the Record Date and approximately 54% based on the number of Common Shares which were issued and outstanding as of the date the Share Purchase Agreement was entered into.

Importantly, no single Redecan Shareholder will be issued Consideration Shares representing more than 10% of the issued and outstanding Common Shares following the issuance of the Consideration Shares (on a non-diluted basis).

In addition, under section 611(g) of the TSX Company Manual, in calculating the number of securities issued or issuable in payment of the purchase price for an acquisition, any securities issued or issuable upon a concurrent private placement upon which the acquisition is contingent or otherwise linked will be included. Accordingly, the number of Common Shares issuable on conversion, redemption or other payment of the Senior Secured Convertible Note due 2023 must be included in calculating the number of Common Shares issuable in payment of the purchase price for the Transaction. Since the issuance of up to 32,198,894 Common Shares, being 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the Financing Closing Date, has been approved by the TSX, the Transaction Resolution must approve the issuance of all of the 69,721,116 Consideration Shares to be issued to the Redecan Shareholders.

Other Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”) provide the Commissioner with prescribed information pursuant to subsection 114(1) of the Competition Act (“Notifications”) in respect of such transaction. Subject to certain exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted Notifications and the applicable waiting period under section 123 of the Competition Act has expired or been terminated by the Commissioner.

The initial waiting period for a Notifiable Transaction expires 30 days after the day on which the parties to the transaction have each submitted their respective Notifications. The parties are entitled to complete a Notifiable Transaction at the end of the 30-day period, unless the Commissioner requests additional information from the parties that is relevant to his assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the applicable waiting period is extended and the parties may not complete the transaction until 30 days after the parties comply with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no order issued by the Competition Tribunal in effect that prohibits completion at the relevant time.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate under subsection 102(1) of the Competition Act in respect of the transaction (an “ARC”) or in the alternative a No Action Letter (as defined below).

A Notifiable Transaction may be completed before the end of the applicable waiting period in two circumstances: (i) the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No Action Letter”); or (ii) the Commissioner issues an ARC. In the case of a No Action Letter, the Commissioner retains the right to challenge the transaction before the Competition Tribunal at any time within one year after the transaction is completed.

Whether or not a merger for purposes of the Competition Act is a Notifiable Transaction, the Commissioner of Competition may apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the transaction has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the transaction. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the transaction not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Commissioner may also seek interim relief from the Competition Tribunal under sections 100 and 104 of the Competition Act in order to delay closing. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the transaction or proposed transaction has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the transaction and that the gains in efficiency would not likely be attained if the order were made.

The Transaction is a merger and a Notifiable Transaction and under the terms of the Share Purchase Agreement, Closing of the Transaction is conditional on either: (a) the issuance of an ARC; (b) the Corporation and Redecan have submitted Notifications with respect to the Transaction and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or (c) the obligation to provide Notifications has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (b) or (c), the Corporation has received a No Action Letter (collectively the “Competition Act Approval”). Accordingly, each of the Corporation and Redecan respectively submitted Notifications on June 17, 2021 and June 16, 2021 and the Corporation and Redecan jointly submitted a request to the Commissioner for an ARC or, in the alternative, a No Action Letter on June 17, 2021. The Commissioner issued a No Action Letter in respect of the Transaction on July 14, 2021.

INFORMATION CONCERNING REDECAN

Redecan is an Ontario based privately held corporation co-founded by Peter James Montour, William Todd Montour and Richard Redekop. With over 30 years of experience in agriculture, Redecan’s tools are fresh water and sunshine, farming the way it has been done for hundreds of years. Redecan’s growing methods are one-of-a-kind and are continually refined through the use of advanced technologies. Reference is also made to the Amended and Restated Material Change Report, which includes certain historical financial statements of Redecan and certain pro forma financial statements giving effect to the acquisition of Redecan by HEXO appended as schedules thereto.

INFORMATION CONCERNING POST-CLOSING HEXO CORP.

Post-Closing Hexo Corp.

Following completion of the Transaction, Redecan will legally exist as a wholly-owned subsidiary of the Corporation, and the Corporation will continue to be a publicly-listed corporation. The combined company would hold a leading market-share in the Canadian recreational cannabis market and hold the number one positions in four of Canada’s largest markets, namely Alberta, British Columbia, Quebec and Ontario. HEXO would be equipped with one of the most robust brand portfolios in Canada and would be a leader across key consumer product categories, with established distribution channels throughout the country. Redecan’s lean production capabilities are expected to drive improved future financial performance and enhance potential to generate cash flow. The combined strengths should provide a platform for global growth, leveraging HEXO’s international reach.

Additional information regarding the Corporation is available under its SEDAR profile at www.sedar.com and under its EDGAR profile with the United States Securities and Exchange Commission at www.sec.gov.

Pro Forma Information of Hexo Corp After Giving Effect to the Transaction

Selected Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of HEXO giving effect to the acquisition of Redecan are attached as a schedule to the Amended and Restated Material Change Report, which is incorporated by reference into this Circular.

Directors and Officers

After completion of the Transaction and following the Corporation’s next annual meeting of shareholders, it is anticipated that the Board will be composed of up to ten directors consisting of the seven current directors of the Corporation (being Sébastien St-Louis, Adam Miron, Michael Munzar, Jason Ewart, Vincent Chiara, Rose Marie Gage and Emilio Imbriglio), the two Investor Rights Shareholders nominees (who are anticipated to be Peter James Montour and William Todd Montour) and, depending on a number of factors and considerations (including an ongoing governance and vetting process), potentially an additional director who was formerly a member of the board of directors of Zenabis Global Inc. Additional details will be provided in the Corporation’s information circular to be filed and mailed to Shareholders in advance of the annual meeting of shareholders to be held in January 2022.

Following completion of the Transaction, it is anticipated that the Investor Rights Shareholders nominees will be the following:

Peter James Montour, Co-owner, President, and Director at Redecan: Pete Montour has been a part of Redecan since 2016 when he joined the ownership group. Before joining the cannabis industry, Pete had thirteen years of experience in the tobacco industry, where he gained knowledge on all aspects of running a business and being a major part of key decisions. Pete was integral in the early days of cannabis legalization at Redecan which led to Redecan being the first licensed producer to deliver product to both the Ontario Cannabis Store and the BC Liquor Distribution Branch, a historic moment in the industry. Pete was also involved with leading the construction of the purpose-built and state of the art Redecan greenhouse and manufacturing facility.

Will Montour, Co-owner, Head of Marketing, and Director at Redecan: Will has been a part of Redecan since 2016 when he joined the ownership group. Prior to joining Redecan, Will had extensive experience in the tobacco industry. Will is always very excited about the “what’s next” in the cannabis industry and he is focused on innovating unique and high-quality products. Will’s focus is on leading all marketing initiatives for Redecan. The marketing initiatives led by Will have been instrumental to the Redecan brand resulting in a #1 ranking in customer loyalty (according to the Brightfield Group Canada Brand Health Survey 2020) and strong brand recognition across Canada.

The right of the Investor Rights Shareholders to continue to nominate directors (and the number of nominees they are able to put forward) will be subject to ongoing ownership requirements of the Redecan Shareholders as more particularly set out in the Investor Rights Agreement.

Members of the Board committees will be appointed following completion of the Transaction in accordance with Applicable Securities Laws in Canada.

SENIOR SECURED CONVERTIBLE NOTE FINANCING

Certain capitalized terms related to the Senior Secured Convertible Note Financing are defined in the following section describing such financing but have not been included in the section titled “GLOSSARY OF DEFINED TERMS” to the extent not generally used or referred to elsewhere in this Circular.

Background to the Senior Secured Convertible Note Financing

The Corporation completed the Senior Secured Convertible Note Financing on May 27, 2021 (the “Financing Closing Date”), in anticipation of successfully concluding negotiations with the Redecan Shareholders to enter into the Share Purchase Agreement and for the purpose of financing the cash portion of the purchase price of the Transaction.

Under the Senior Secured Convertible Note Financing, the Corporation issued and sold the Senior Secured Convertible Note due 2023 in the aggregate principal amount of US$360.0 million directly to a U.S. institutional purchaser (the “Note Purchaser”) at a purchase price of US$327.6 million, or approximately 91.0% of its principal amount. If not previously converted, all principal repayments of the Senior Secured Convertible Note due 2023 will be made at a price equal to 110% of the principal amount thereof being repaid (the “Repayment Price”).

The Senior Secured Convertible Note due 2023 was issued and sold to the Note Purchaser on a registered direct offering basis pursuant to the Corporation’s short form base shelf prospectus dated May 25, 2021 (the “Base Shelf Prospectus”) filed with the securities regulatory authorities in Canada and its related registration statement on Form F-10 (File No. 333-256131) filed with the U.S. Securities and Exchange Commission on May 25, 2021, as supplemented by a prospectus supplement dated the Financing Closing Date (the “Prospectus Supplement”).

The Senior Secured Convertible Note Financing was negotiated at arm’s length and was completed pursuant to the terms of a securities purchase agreement dated the Financing Closing Date (the “Note Purchase Agreement”) between the Corporation and the Note Purchaser and a placement agent agreement (the “Agency Agreement”) dated the Financing Closing Date between the Corporation and A.G.P. / Alliance Global Partners. The Senior Secured Convertible Note due 2023 was issued in registered form under an indenture dated the Financing Closing Date (the “Indenture”) between the Corporation and GLAS Trust Company LLC as trustee, as supplemented and modified by resolutions of the Board in accordance with the provisions of the Indenture. No insiders participated in the Senior Secured Convertible Note Financing.

On closing of the Senior Secured Convertible Note Financing, 70% of the proceeds therefrom, being the amount of US$229.32 million, were placed with GLAS Americas LLC (the “Escrow Agent”) to be held in escrow pending the satisfaction of certain escrow release conditions related to the Transaction (the “Escrow Release Conditions”). If the Escrow Release Conditions are satisfied prior to December 1, 2021 (the “Escrow Release Deadline”), the

escrowed funds and any interest earned thereon will be released to the Corporation and will be used to complete the Transaction.

If the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline, or if the Escrow Release Conditions become incapable of being satisfied prior to the Escrow Release Deadline, subject to any other agreement by the Corporation and the Note Purchaser, the Escrow Agent may be instructed by the Note Purchaser to release and pay all or a portion of the escrowed funds and any interest earned thereon to the Note Purchaser. Any funds released to the Note Purchaser by the Escrow Agent shall redeem a portion of the principal amount of the Senior Secured Convertible Note due 2023 in an amount equal to the funds released divided by 105%.

The Corporation’s obligations under the Senior Secured Convertible Note due 2023 are secured by a first priority lien on substantially all of the Corporation’s assets. The Corporation’s obligations under the Senior Secured Convertible Note due 2023 are also fully and unconditionally guaranteed on a secured basis by the Corporation’s wholly-owned subsidiary, HEXO Operations Inc.

Copies of the Senior Secured Convertible Note due 2023, the Note Purchase Agreement, the Agency Agreement, the Indenture, the Base Shelf Prospectus and the Prospectus Supplement are publicly available under the Corporation’s profile on SEDAR at www.sedar.com and on its EDGAR profile at www.sec.gov.

In order to comply with the rules of the TSX, the Corporation is required to obtain approval for certain aspects of the Senior Secured Convertible Note due 2023 from holders of a majority of the Common Shares present in person or by proxy at the Meeting in accordance with section 607(g) and section 610 of the TSX Company Manual. See “TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Senior Secured Convertible Note Financing” below.

The Corporation is not seeking Shareholder approval in connection with any material affect of control of the Corporation in connection with the Senior Secured Convertible Note due 2023 since the Senior Secured Convertible Note due 2023 is subject to the Beneficial Ownership Limitation which provides that the Corporation shall not be required to issue any Common Shares pursuant to the Senior Secured Convertible Note due 2023 to the extent that after giving effect to such issuance, the Note Purchaser together with certain other affiliated parties, collectively, would beneficially own in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such issuance.

Summary of Certain Terms of the Senior Secured Convertible Note due 2023

The following is a summary of certain material terms of the Senior Secured Convertible Note due 2023 This summary does not purport to be complete and is qualified in its entirety by reference to the Senior Secured Convertible Note due 2023 and the Indenture. For full particulars, reference should be made to the Senior Secured Convertible Note due 2023 and the Indenture.

Repayment and Interest

The Senior Secured Convertible Note due 2023 matures on May 1, 2023 (the “Maturity Date”). On the Maturity Date, the Corporation will pay the Note Purchaser an amount in cash equal to the Repayment Price for all of the then-outstanding principal amount of the Senior Secured Convertible Note due 2023 plus any accrued and unpaid interest thereon.

The Senior Secured Convertible Note due 2023 does not bear interest except upon the occurrence of an event of default. In the event that interest in incurred, the Corporation has the right in certain circumstances to satisfy the interest in Common Shares valued at the Market Stock Payment Price (as defined below).

Conversion

Basic Conversion Privilege

Subject to certain limitations, the Senior Secured Convertible Note due 2023 is convertible into Common Shares at the option of the Note Purchaser at any time prior to the second scheduled trading day prior to the Maturity Date, at a conversion price of US$7.01 per Common Share (the “Conversion Price”), which was calculated as 110% of the last closing price of the Common Shares on the NYSE prior to the Note Financing Closing Date, and representing a conversion rate of approximately 142.6533 Common Shares per $1,000 principal amount of the Senior Secured Convertible Note due 2023 (the “Conversion Rate”), subject to adjustment in accordance with the terms of the Senior Secured Convertible Note due 2023. Prior to the receipt of the Financing Shareholder Approval, no more than 32,198,894 Common Shares, such amount being 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the Financing Closing Date, may be issued in connection with the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing. See “TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing” below.

Forced Conversion

Subject to certain conditions and limitations, the Corporation can force the Note Purchaser to convert the Senior Secured Convertible Note due 2023 if the share price of the Common Shares closes above 150% of the Conversion Price for 20 consecutive trading days (the “Forced Conversion”). However, in the event of a Forced Conversion if the share price is less than 175% of the Conversion Price for any five trading days of the applicable trading days period, the Corporation will be required to make an additional cash payment to the Note Purchaser on any such Forced Conversion equal to 5.0% of the principal amount of the Senior Secured Convertible Note due 2023 outstanding immediately prior to such Forced Conversion (the “Forced Conversion Additional Payment”).

Early Conversion Payment

If the Note Purchaser voluntarily converted all or a portion of the Senior Secured Convertible Note due 2023 during the 15 trading day period following the execution of a definitive agreement for and public announcement of the Transaction, the Corporation was required to make an additional cash payment to the Note Purchaser equal to 10.0% of the principal amount of the Senior Secured Convertible Note due 2023 so converted (the “Early Conversion Payment”), provided that the Early Conversion Payment would only apply to the conversion of up to US$50.0 million principal amount of the Senior Secured Convertible Note due 2023, which amount could be increased if mutually agreed by the Corporation and the Note Purchaser. This 15 trading day period expired on June 21, 2021. On May 28, 2021, the Note Purchaser voluntarily converted US$375,000 principal amount of the Senior Secured Convertible Note due 2023 at the Conversion Price into 53,495 Common Shares, and received an Early Conversion Payment of US$37,500 in respect of this conversion. No other Early Conversion Payments were triggered or paid prior to the expiry of this 15 trading day period.

Optional Redemption

On the first day of each month beginning on July 1, 2021 and ending on the Maturity Date (each, an “Optional Redemption Date”), the Note Purchaser has the option to require the Corporation to partially redeem the Senior Secured Convertible Note due 2023 for up to US$15.0 million of principal amount at the Repayment Price (each an “Optional Redemption Payment”) (representing, for greater certainty, a payment of US$16.5 million to repay US$15.0 million of principal amount at the Repayment Price); provided, that commencing with the October 1, 2021 Optional Redemption Date and continuing for the subsequent eleven (11) Optional Redemption Payments, the Note Purchaser has the option to require the Corporation to partially redeem the Senior Secured Convertible Note due 2023 for up to US$20.0 million of principal amount at the Repayment Price (representing, for greater certainty, a payment of US$22.0 million to repay US$20.0 million of principal amount at the Repayment Price).

The Note Purchaser may, in its sole discretion, defer any required Optional Redemption Payment (including any deferred Optional Redemption Payment or any portion thereof) one or more times to any subsequent Optional Redemption Date. In addition, any unexercised Optional Redemption Payment may be deferred by the Note Purchaser to any future Optional Redemption Date. In such cases, the Corporation will be required to redeem a portion of the Senior Secured Convertible Note due 2023 on any subsequent Optional Redemption Date elected by the Note Purchaser in an amount equal to the total amount of the Optional Redemption Payment to be paid on such date (or any portion thereof, as elected by the Note Purchaser) and all deferred Optional Redemption Payments (or any portion thereof, as elected by the Note Purchaser). However, the total amount of any Optional Redemption

Payment and all deferred Optional Redemption Payments payable on any single Optional Redemption Date (other than at the Maturity Date, if applicable) are limited to US$49.5 million (representing, for greater certainty, US$45.0 million in Principal Amount at the Repayment Price); provided that such limitation on the total amount of any Optional Redemption Payment or on the total amount of deferred Optional Redemption Payments payable on any single Optional Redemption Date shall not apply until the Shareholders have approved the Transaction and have provided the Requisite Shareholder Approval (as defined and described below).

Corporation’s Election to Pay Certain Payments in Common Shares

Payment of Optional Redemption Payments in Common Shares

Subject to certain conditions, the Corporation may elect to pay all or any portion of any Optional Redemption Payment in Common Shares (the “Optional Redemption Shares”). Any Optional Redemption Shares to be issued by the Corporation in satisfaction of all or any portion of any Optional Redemption Payment will be issued at a price equal to 88% of the lesser of (a) the average of the volume-weighted average price of the Common Shares (the “VWAP”) on the NYSE during the five trading days prior to the applicable payment date and (b) the average of the VWAP during the 15 trading days prior to the applicable payment date (the “Market Stock Payment Price”). In order to comply with section 610 of the TSX Company Manual, the Corporation is seeking the Financing Shareholder Approval to permit the use of the Market Stock Payment Price. See “TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing” below.

If the Corporation elects to pay all or any portion of any Optional Redemption Payment in Optional Redemption Shares, the Note Purchaser will have the right to (a) convert such Optional Redemption Payment (or any applicable portion thereof) into Common Shares under its basic conversion right at any time following receipt of the Corporation’s notice that it is electing to pay the Optional Redemption Payment in Optional Redemption Shares up until the scheduled trading day immediately before the next Optional Redemption Date following the Optional Redemption Date on which the Optional Redemption Payment was to be made (the “Optional Redemption Stock Payment Period”), and (b) allocate all or any portion of the Optional Redemption Payment to any scheduled trading days (any such date, an “Optional Redemption Stock Payment Date”) during the Optional Redemption Stock Payment Period. Alternatively, subject to the limitations for amounts which may be paid on any Optional Redemption Date, the Note Purchaser may defer such Optional Redemption Payment (or any applicable portion thereof) to any future Optional Redemption Date.

Any portion of the Optional Redemption Payment not paid in Common Shares because the Note Purchaser does not allocate such Optional Redemption Payment (or applicable portion thereof) to a scheduled trading day during the applicable Optional Redemption Stock Payment Period (other than any portion of the Optional Redemption Payment converted into Common Shares by the Note Purchaser under its basic conversion privilege) will be automatically deferred to the next Optional Redemption Date.

The Corporation’s ability to pay any Optional Redemption Payment in Optional Redemption Shares is subject to the satisfaction of the following conditions (the “Equity Conditions”): (a) the Common Shares issuable being freely tradable (as defined in the Senior Secured Convertible Note due 2023); (b) the Note Purchaser not being in possession of any material non-public information provided by or on behalf of the Corporation; (c) the issuance of the Common Shares not being limited by the Beneficial Ownership Limitations or the Stock Exchange Limitations (each as defined and described below); (d) the Corporation being in compliance with its obligations under the Senior Secured Convertible Note due 2023 to maintain a sufficient reserve of Common Shares for issuance on conversion of the Senior Secured Convertible Note due 2023 and the Common Shares being issued as fully paid and non-assessable shares and admitted for listing on any securities exchange on which the Common Shares are listed; (e) no public announcement of a pending, proposed or intended Fundamental Change (as defined and described below) shall have occurred that has not been abandoned, terminated or consummated; (f) the daily VWAP per Common Share on the NYSE being not less than US$5.00 (subject to proportionate adjustments for any adjustments under the terms of the Senior Secured Convertible Note due 2023); (G) the daily dollar trading volume of the Common Shares on the NYSE being not less than US$10.0 million; and (H) no default or event of default will have occurred and be continuing under the provisions of the Senior Secured Convertible Note due 2023. The Equity Conditions must be satisfied for each trading day occurring between the original notice from the Note Purchaser requiring the

Corporation to pay the Optional Redemption Payment and the applicable Optional Redemption Stock Payment Date.

Payment of Forced Conversion Additional Payment in Common Shares

The Corporation may elect, in its sole discretion, to make any Forced Conversion Additional Payment entirely or partially in Common Shares, subject to the satisfaction of the Equity Conditions as of the applicable payment date and on each of the twenty previous trading days. If the Corporation elects to make such payment in Common Shares, the Common Shares will be issued at a price equal to the Market Stock Payment Price. In order to comply with section 610 of the TSX Company Manual, the Corporation is seeking the Financing Shareholder Approval to permit the use of the Market Stock Payment Price. See “TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing” below.

The Corporation also had a similar right to pay any Early Conversion Payment in Common Shares. However, the Corporation is no longer required to make any Early Conversion Payments as the 15 trading period during which it was required to make any Early Conversion Payments expired on June 21, 2021.

Beneficial Ownership Limitation

The Senior Secured Convertible Note due 2023 contains a beneficial ownership limitation whereby the Corporation shall not effect the conversion of any portion of the Senior Secured Convertible Note due 2023, or otherwise issue shares pursuant thereto, and the Note Purchaser shall not have the right to convert any portion of the Senior Secured Convertible Note due 2023, pursuant to the terms and conditions thereof and any such conversion or issuance shall be null and void and treated as if never made, to the extent that, after giving effect to such conversion or issuance, the Note Purchaser together with certain other affiliate or related parties collectively would beneficially own in the aggregate more than 9.99% of the number of Common Shares outstanding immediately after giving effect to such conversion or issuance (the “Beneficial Ownership Limitation”). In the event the Beneficial Ownership Limitation operates to prevent the right of the Corporation to convert all or a portion of the Senior Secured Convertible Note due 2023 pursuant to a Forced Conversion (a “Limited Forced Conversion”), the Corporation may conduct additional Forced Conversions (without further satisfying the restrictions on its ability to do so other than the Beneficial Ownership Limitation) prior to the Maturity Date so that the Corporation may exercise its rights to complete such Limited Forced Conversions in full, and prior to the Corporation’s completion of its Limited Forced Conversions in full.

Repurchase or Redemption Upon a Fundamental Change

In the event of any Fundamental Change (as defined and described below), the Note Purchaser will have the right to require the Corporation to repurchase the Senior Secured Convertible Note due 2023 (or any portion thereof) at a price (the “Fundamental Change Repurchase Price” equal to the greater of: (a) 115% of the then outstanding principal amount of the Senior Secured Convertible Note due 2023 (or portion thereof) to be repurchased; and (b) 115% of the product of (i) the Conversion Rate in effect as of the trading day immediately preceding the effective date of such Fundamental Change, (ii) the principal amount of the Senior Secured Convertible Note due 2023 (or portion thereof) to be repurchased divided by $1,000, and (iii) the highest daily VWAP per Common Share occurring during the 30 consecutive trading days ending on, and including, the day immediately before the effective date of such Fundamental Change, plus any accrued and unpaid interest on the Senior Secured Convertible Note due 2023 (or portion thereof).

A “Fundamental Change” means any of the following events: (a) a “person” or “group” (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than (i) the Corporation or its wholly-owned subsidiaries, (ii) the employee benefit plans of the Corporation or its wholly-owned subsidiaries, or (iii) the Note Purchaser or any of its affiliates (including any “group” including the Note Purchaser or any of its affiliates), files any report with the SEC or any Canadian securities regulatory authority indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of Common Shares representing more than 50% of the voting power of all of the Corporation’s then-outstanding common equity; (b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, to any person (other than solely to one or more of the

Corporation’s wholly-owned subsidiaries); or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than a subdivision or combination, or solely a change in par value, of the Common Shares); provided, however, that any merger, consolidation, share exchange or combination of the Corporation pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Corporation’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change; (c) the Corporation’s shareholders approve any plan or proposal for the liquidation or dissolution of the Corporation; or (d) the Common Shares cease to be listed on certain eligible securities exchanges, including the NYSE, or the TSX.

In lieu of receiving the Fundamental Change Repurchase Price (or any portion thereof), the Note Purchaser may require the Corporation to redeem the Senior Secured Convertible Note due 2023 (or any portion thereof) in exchange for such number of Common Shares as is equal to the quotient (rounded up to the nearest whole number) obtained by dividing the Fundamental Change Repurchase Price (or applicable portion thereof) by the Market Stock Payment Price. In order to comply with section 610 of the TSX Company Manual, the Corporation is seeking the Financing Shareholder Approval to permit the use of the Market Stock Payment Price. See “TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing” below.

TSX Limitations in Relation to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing

TSX Limitations and Financing Shareholder Approval

Pursuant to subsection 607(g) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in a proposed private placement of securities, the aggregate number of securities issuable is greater than 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction, where the price per security is less than the “market price” (as defined in Part I of the TSX Company Manual, being the 5-day VWAP of the Common Shares on the TSX), without any applicable discount. For the purposes of the foregoing, the Senior Secured Convertible Note Financing is regarded as a private placement by the TSX and all Common Shares issuable on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023 are considered as being issued at a price per security less than the “market price” (as defined in Part I of the TSX Company Manual, being the 5-day VWAP of the Common Shares on the TSX) and are regarded by the TSX as being part of the number of securities being issued pursuant to the private placement. Accordingly, under the rules of the TSX, and consequently the terms of the TSX’s approval for the Senior Secured Convertible Note Financing, the Corporation cannot issue more than 32,198,894 Common Shares, being 25.0% of the number of Common Shares outstanding prior to the execution of the Note Purchase Agreement (the “TSX Share Amount Limitation”), on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023, including in respect of any basic conversion of the Senior Secured Convertible Note due 2023 or satisfaction of any Forced Conversion Additional Payment, Optional Redemption Payment, Fundamental Change Repurchase Price or interest payments in Common Shares, unless the Corporation has obtained shareholder approval contemplated by subsection 607(g) of the TSX Company Manual with respect to the issuance of Common Shares in excess of such amount.

In addition, pursuant to section 610 of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in a proposed private placement of convertible securities, the basis for determining the conversion price could result in a conversion price lower than that which may be determined in accordance with subsection 610(a) of the TSX Company Manual, which provides that the conversion price may be based on (i) either of, but not the lower of, market price less the TSX’s applicable discount, at the time of issuance of the convertible security or at the time of conversion of such security, or (ii) the lower of market price, without any applicable discount, at the time of the issuance of convertible security or at the time of conversion of such security. For the purposes of the foregoing, the minimum share issuance price permitted by the TSX for Common Shares issuable on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023 is the lesser of (i) the VWAP of the Common Shares on the TSX for the 5 trading days prior to the Financing Closing Date (which was C$7.53 or US$6.24) and (ii) the VWAP of the Common Shares on the TSX for the 5 trading days prior to the time of the applicable payment in Common Shares (the “TSX Share Price Limitation”), and the Market Stock Payment Price will be considered as potentially resulting in a conversion, redemption or other issuance price lower than that permitted pursuant to section 610 of the TSX Company Manual. Accordingly, under the rules of the TSX, and consequently the terms of the TSX’s approval for the Senior Secured Convertible Note Financing, the Corporation cannot issue Common Shares on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023, at a price lower than the TSX Share Price Limitation, including at the Market Stock Payment Price payable in respect of any Forced Conversion Additional Payment, Optional Redemption Payment, Fundamental Change Repurchase Price or interest payments in Common Shares, unless the Corporation has obtained shareholder approval contemplated by subsection 610(a) of the TSX Company Manual with respect to the issuance of Common Shares at prices less than such price.

As a result, at the Meeting, the Corporation will seek approval (the “Financing Shareholder Approval”) from holders of a majority of the Common Shares present in person or by proxy at the Meeting to (i) issue Common Shares on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023 in an amount greater than the TSX Share Amount Limitation in accordance with subsection 607(g) of the TSX Company Manual, and (b) to issue Common Shares on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023 at prices lower than the TSX Share Price Limitation (i.e., the Market Stock Payment Price) in accordance with subsection 610(a) of the TSX Company Manual, all in accordance with the provisions of the Senior Secured Convertible Note due 2023.

No insiders participated in the Senior Secured Convertible Note Financing. The Corporation is not seeking Shareholder approval in connection with any material affect of control of the Corporation in connection with the Senior Secured Convertible Note due 2023 since the Senior Secured Convertible Note due 2023 is subject to the Beneficial Ownership Limitation which provides that the Corporation shall not be required to issue any Common Shares pursuant to the Senior Secured Convertible Note due 2023 to the extent that after giving effect to such issuance, the Note Purchaser together with certain other affiliated parties, collectively, would beneficially own in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such issuance.

Provisions in the Senior Secured Convertible Note due 2023 Relating to the Financing Shareholder Approval

Compensation for Withheld Shares Due to TSX Share Amount Limitation

As a result of the TSX Share Amount Limitation, the Senior Secured Convertible Note due 2023 provides that until the Financing Shareholder Approval is obtained, in no event will the number of Note Shares exceed 32,198,894 Common Shares in the aggregate. If any one or more Common Shares are not delivered as a result of the operation of the TSX Share Amount Limitation (such shares, the “Withheld Shares”), then on the date such Note Shares would otherwise be issuable under the Senior Secured Convertible Note due 2023, the Corporation will be required to pay to the Note Purchaser, in addition to the conversion consideration otherwise due upon such conversion, cash in an amount equal to the product of the number of such Withheld Shares and the daily VWAP per Common Share on the date for such conversion. In addition, to the extent the Note Purchaser purchases (in an open market transaction or otherwise) Common Shares to deliver in settlement of a sale by the Note Purchaser of such Withheld Shares, the Corporation will reimburse the Note Purchaser for any brokerage commissions and other out-of-pocket expenses, if any, of the Note Purchaser incurred in connection with such purchases and the excess, if any, of the aggregate purchase price of such purchases over the product of the number of such Withheld Shares purchased by the Note Purchaser and the daily VWAP per Common Share on the date for such conversion.

In the event the Corporation is required to make these cash payments where it is unable to deliver Note Shares because of the TSX Share Amount Limitation, the Corporation and the Note Purchaser can agree that certain portions of the payments will instead be added to the outstanding principal amount of the Senior Secured Convertible Note due 2023.

Compensation for Shortfalls Due to TSX Share Price Limitation

As a result of the TSX Share Price Limitation, the Senior Secured Convertible Note due 2023 provides that until the Financing Shareholder Approval is obtained, if the Corporation elects to satisfy a Forced Conversion Additional Payment or Optional Redemption Payment in Common Shares, the TSX Share Price Limitation rather than the Market Stock Payment Price shall be used for purpose of calculating the number of Common Shares to be issued, and the Corporation shall pay to the Note Purchaser an amount, in cash (the “Pricing Shortfall Payment”), equal to the product of the number of Common Shares by which the Common Shares issuable was reduced as a result of the TSX Share Price Limitation multiplied by the Market Stock Payment Price. Any such Pricing Shortfall Payments with respect to a Forced Conversion Additional Payment or Option Redemption Payment occurring prior to September 1, 2021 shall be due on the earlier of September 1, 2021, such date the shareholder vote is held for the Transaction, or such date the shareholder vote is held to receive the Financing Shareholder Approval (the “Stock Shortfall Payment Date”), and any such Pricing Shortfall Payments with respect to a Forced Conversion Additional Payment or Optional Redemption Payment occurring after September 1, 2021 will be due concurrently with the issuance of the Common Shares on the payment date of the Forced Conversion Additional Payment or Optional Redemption Payment.

In the event the Corporation is required to make these cash payments where it is unable to deliver Note Shares because of the TSX Share Price Limitation, the Corporation and the Note Purchaser can agree that certain portions of the payments will instead be added to the outstanding principal amount of the Senior Secured Convertible Note due 2023.

Potential Dilution and Resulting Ownership

As of the date hereof, without obtaining the Financing Shareholder Approval, the Corporation is authorized to issue up to a maximum of 32,198,894 Note Shares on conversion, redemption or other payments under the Senior Secured Convertible Note due 2023. The following tables set out potential dilution to existing Shareholders as well as the Note Purchaser’s resulting ownership of Common Shares, assuming receipt of the Financing Shareholder Approval and various conversion, redemption or other payment scenarios, all of which could occur during the term of the Senior Secured Convertible Note due 2023.

Common Shares Issuable on Conversion

The following table sets out potential dilution to existing Shareholders as well the Note Purchaser’s resulting ownership of Common Shares upon conversion of the Senior Secured Convertible Note due 2023 in full by the Note Purchaser at the Conversion Price, based on the current limit imposed by the TSX Share Amount Limitation and assuming receipt of the Financing Shareholder Approval:

	TSX Share Amount Limitation (Before and Without Financing Shareholder Approval)	Assuming and After Financing Shareholder Approval
Common Shares issued and outstanding(1)	128,795,580	128,795,580
Common Shares issuable	32,198,894	51,355,206
Dilution factor(2)	25.0%	39.9%
Note Purchaser ownership(3)(4)	20.0%	28.5%

Notes:

(1)	As of May 26, 2021, the date immediately prior to the Financing Closing Date. As of the Record Date, there were 152,427,156 Common Shares issued and outstanding.
(2)	Based on the number of Common Shares issued and outstanding as of the Record Date, the Dilution factor in the above table would be 21.1% and 33.7% respectively.
(3)	Based on the number of Common Shares issued and outstanding as of the Record Date, the amounts for the Note purchaser ownership would be 17.4% and 25.2% respectively.
(4)

The Senior Secured Convertible Note due 2023 is subject to the Beneficial Ownership Limitation which provides that the Corporation shall not be required to issue any Common Shares pursuant to the Senior Secured Convertible Note due 2023 to the extent that after giving effect to such issuance, the Note Purchaser together with certain other affiliated parties, collectively, would beneficially own in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such issuance.

(*)        In addition, as of the date of this Circular, the Purchaser has elected to require the Corporation to redeem US$60.0 million of principal amount of the Senior Secured Convertible Note due 2023 at an aggregate Repayment Price of US$66.0 million. The Corporation has elected to satisfy these Optional Redemption Payments in Optional Redemption Shares and, as of the date of this Circular, US$27.5 million of these Optional Redemption Payments have been satisfied on Optional Redemption Stock Payment Dates chosen by the Purchaser through the issuance of an aggregate of 4,548,746 Common Shares to the Purchaser. In addition, as a result of the TSX Share Price Limitation, Pricing Shortfall Payments of approximately $3.085 million have been incurred. In addition, the Purchaser has converted US$375,000 principal amount of the Senior Secured Convertible Note due 2023 into Common Shares at the Conversion Price for 53,495 Common Shares, and in respect of which an Early Conversion Payment of US$37,500 was paid in cash.

Common Shares Issuable for Payment of Optional Redemption Payments

The number of Common Shares issuable upon conversion of the Senior Secured Convertible Note due 2023 in full by the Note Purchaser at the Conversion Price following receipt of the Financing Shareholder Approval and the resulting dilution to existing Shareholders as set out in the table above does not represent the maximum number of Common Shares issuable under the Senior Secured Convertible Note due 2023 and resulting maximum dilution to existing Shareholders. Aside from the conversion of the Senior Secured Convertible Note due 2023 at the Conversion Price, assuming receipt of the Financing Shareholder Approval, a greater number of Common Shares may be issuable in the event the Note Purchaser elects to receive all Optional Redemption Payments and the Corporation elects to pay all Optional Redemption Payments in Common Shares, depending on the Market Stock Payment Prices that would apply for such payments. Depending on the Market Stock Payment Prices prevailing at the time of Optional Redemption Payments being satisfied in Common Shares, significant dilution would result to Shareholders. While the Corporation may choose to pay any Optional Redemption Payments in cash in order to avoid issuing additional Common Shares at certain Market Stock Payment Prices and the resulting dilution to its Shareholders, it may be unable to make such payments in cash depending upon its cash resources and needs.

The following table sets out potential dilution scenarios to existing Shareholders as well the Note Purchaser’s resulting ownership of Common Shares, assuming receipt of the Financing Shareholder Approval and that the Corporation elects to pay all Optional Redemption Payments in Common Shares at the indicative Market Stock Payment Prices below:

Market Stock Payment Price	US$1.00	US$2.00	US$3.00	US$4.00	US$5.00
Common Shares issued and outstanding(1)	128,795,580	128,795,580	128,795,580	128,795,580	128,795,580
Common Shares issuable(2)	396,000,000	198,000,000	132,000,000	99,000,000	79,200,000
Dilution factor(3)	307.5%	153.7%	102.5%	76.9%	61.5%
Note Purchaser ownership(4)(5)	75.5%	60.6%	50.6%	43.5%	38.1%

Market Stock Payment Price	US$6.00	US$7.00	US$8.00	US$9.00	US$10.00
Common Shares issued and outstanding(1)	128,795,580	128,795,580	128,795,580	128,795,580	128,795,580
Common Shares issuable(2)	66,000,000	56,571,428	49,500,000	44,000,000	39,600,000
Dilution factor(3)	51.2%	43.9%	38.4%	34.2%	30.7%
Note Purchaser ownership(4)(5)	33.9%	30.5%	27.8%	25.5%	23.5%

Notes:

(1)	As of May 26, 2021, the date immediately prior to the Financing Closing Date. As of the Record Date, there were 152,427,156 Common Shares issued and outstanding.
(2)

Calculated based on the redemption of the US$360.0 million principal amount of the Senior Secured Convertible Note due 2023 in full for total Optional Redemption Payments at the Repayment Price of US$396.0 million.

(3)

Based on the number of Common Shares issued and outstanding as of the Record Date, the Dilution factor in above table would be 259.8%, 129.9%, 86.6%, 64.9%, 52.0%, 43.3%, 37.1%, 32.5%, 28.9% and 26.0% respectively.

(4)

Based on the number of Common Shares issued and outstanding as of the Record Date, the amounts for the Note Purchaser ownership would be 72.2%, 56.5%, 46.4%, 39.4%, 34.2%, 30.2%, 27.1%, 24.5%, 22.4% and 20.6% respectively.

(5)

The Senior Secured Convertible Note due 2023 is subject to the Beneficial Ownership Limitation which provides that the Corporation shall not be required to issue any Common Shares pursuant to the Senior Secured Convertible Note due 2023 to the extent that after giving effect to such issuance, the Note Purchaser together with certain other affiliated parties, collectively, would beneficially own in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such issuance.

(*)        In addition, as of the date of this Circular, the Purchaser has elected to require the Corporation to redeem US$60.0 million of principal amount of the Senior Secured Convertible Note due 2023 at an aggregate Repayment Price of US$66.0 million. The Corporation has elected to satisfy these Optional Redemption Payments in Optional Redemption Shares and, as of the date of this Circular, US$27.5 million of these Optional Redemption Payments have been satisfied on Optional Redemption Stock Payment Dates chosen by the Purchaser through the issuance of an aggregate of 4,548,746 Common Shares to the Purchaser. In addition, as a result of the TSX Share Price Limitation, Pricing Shortfall Payments of approximately $3.085 million have been incurred. In addition, the Purchaser has converted US$375,000 principal amount of the Senior Secured Convertible Note due 2023 into Common Shares at the Conversion Price for 53,495 Common Shares, and in respect of which an Early Conversion Payment of US$37,500 was paid in cash..

Financing Resolution

At the Meeting, Shareholders will be asked to consider and if thought fit, approve the Financing Resolution. The Board unanimously approved the Senior Secured Convertible Note Financing and recommends that Shareholders vote FOR the Financing Resolution.

The Board approved the Senior Secured Convertible Note Financing in order to finance the cash portion of the purchase price of the Transaction. The Corporation did not have sufficient cash resources to pay the cash portion of the purchase price for the Transaction without conducting some form of financing. After considering various financing options, the Board determined that the Senior Secured Convertible Note Financing represented the best financing option for the Corporation based on the amount the Corporation needed to raise, the timeline in which it had to raise it, the anticipated pricing and dilution for various financing options, including whether the Corporation would be required to issue common share purchase warrants in connection with any equity financing, and the likelihood of completing the various financing options. In the event that the Financing Shareholder Approval is not obtained, the Corporation will not be able to satisfy all of the terms of the Senior Secured Convertible Note due 2023 as negotiated with the Note Purchaser and may be required to (i) make cash payments in respect of Withheld Shares where it is unable to deliver Common Shares because of the TSX Share Amount Limitation and (ii) make cash Pricing Shortfall Payments where it is unable to deliver Common Shares because of the TSX Share Price Limitation, which could require the use of significant cash resources by the Corporation, which it may or may not have.

It is the intention of the persons named in the accompanying form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Financing Resolution. The full text of the Financing Resolution is set forth in Appendix B to this Circular.

RISK FACTORS RELATED TO THE TRANSACTION AND THE SENIOR SECURED CONVERTIBLE NOTE FINANCING

In addition to the other information contained in this Circular, Shareholders should give careful consideration to the following risk factors prior to voting on the matters being put before them at the Meeting. Any of the matters highlighted in these risk factors could adversely affect the Corporation’s business and financial condition, causing a Shareholder to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those relating to the Transaction which the Corporation currently believes to be material, but they are not the only ones faced by the Corporation. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that the Corporation currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of the Corporation’s securities could be materially and adversely affected.

Please refer to the risk factors disclosed in the Corporation’s Annual Information Form for the fiscal year ended July 31, 2020, dated October 29, 2020 for risk factors in respect of the Corporation’s Business, as updated in the Corporation’s management’s discussion and analysis for the third quarter ended April 30, 2021.

Risks Relating to the Transaction

The Corporation may fail to realize the anticipated benefits of the Transaction.

The Transaction is subject to normal commercial risks that the Transaction may not be completed on the terms negotiated or at all. Furthermore, the Corporation is proposing to complete the Transaction to integrate Redecan’s operations into the Corporation’s operations in order to create the opportunity to realize certain benefits including, among other things, potential cost savings and operational synergies. As a result, the implementation of the Transaction will present challenges to management, including the integration of management structures, operations, various forms of technology, information technology and accounting systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees or customers.

If the Corporation is unable to successfully combine and integrate Redecan’s business with its own businesses in an efficient and effective manner, the anticipated benefits and cost savings of the Transaction may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits and cost savings of the Transaction, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Corporation.

The unaudited pro forma financial information attached as a schedule to the Amended and Restated Material Change Report is presented for illustrative purposes only and may not be an accurate indication of the Corporation’s financial condition or results of operations after giving effect to the Transaction.

The unaudited pro forma financial information attached as a schedule to the Amended and Restated Material Change Report that is incorporated by reference into this Circular is presented for illustrative purposes only and should not be considered to be an accurate indication of the Corporation’s results of operations or financial condition following the completion of the Transaction. The actual results of operations and financial condition of the combined company following the completion of the Transaction may be substantially different for a number of reasons. The unaudited pro forma financial information has been derived from the historical financial statements of the Corporation and Redecan and a number of adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. These adjustments, assumptions and estimates are preliminary and based on information available at the time of the preparation of the pro forma financial statements, and these kinds of adjustments, assumptions and estimates are inherently difficult to make with accuracy. As a result, the actual results of operations and financial condition of the Corporation following the completion of the Transaction may not be consistent with, or evident from, the unaudited pro forma financial information incorporated by reference into this Circular, and any differences may be material. The assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may materially affect the combined company’s results of operations or financial condition following the Transaction.

The Transaction is subject to satisfaction or waiver of several conditions.

Completion of the Transaction is subject to the satisfaction of a number of conditions precedent, certain of which are outside of the Corporation’s control, including, but not limited to, the approval of the Transaction Resolution and other customary conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Share Purchase Agreement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Transaction is not completed: (a) the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed; (b) certain costs related to the Transaction, such as legal, accounting and financial advisory fees, must be paid by the Corporation even if the Transaction is not completed; (c) in certain instances, if the Transaction is not completed, the Corporation must pay the Expense Reimbursement to the Redecan Shareholders; (d) the Corporation may not be successful in finding another business opportunity that is of equal or greater benefit to the Corporation; and (e) the time and attention of the Corporation’s management will have been diverted away from the conduct of the Corporation’s business in the Ordinary Course.

The Share Purchase Agreement may be terminated in certain circumstances.

The Corporation and the Redecan Shareholders have the right, in certain circumstances, to terminate the Share Purchase Agreement. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Share Purchase Agreement will not be terminated by either party prior to the completion of the Transaction. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement – Conditions Precedent to Closing of the Transaction”.

If the Share Purchase Agreement is terminated or the Transaction is not consummated, there could be an adverse effect on the Corporation.

If the Transaction is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another strategic acquisition, there can be no assurance that it will be able to find an acquisition target of equal interest as Redecan or a party that would be willing to consummate a transaction on terms as favourable as the Transaction. Furthermore, in the event that the Share Purchase Agreement is terminated and the Transaction is not consummated, the Corporation may, in certain circumstances, be obligated to pay the Expense Reimbursement payment to the Redecan Shareholders.

With certain exceptions, the Corporation does not have any meaningful indemnity recourse against any person or entity, including the Redecan Shareholders, for breach of most representations and warranties.

Other than as expressly set out in the Share Purchase Agreement as summarized elsewhere in this Circular, the Corporation has no contractual recourse or indemnity claim against any person or entity (including the Redecan Shareholders) for breach of any representations or warranties set forth in the Share Purchase Agreement, including the general representations and warranties made in respect of the Redecan business and financial statements, and no representations and warranties (R&W) insurance has been purchased or subscribed in connection with the Transaction. Consequently, in the event the Transaction is completed and, following the Closing, the Corporation uncovers one or more material business, financial or operational misrepresentations made by the Redecan Shareholders in the Share Purchase Agreement, the Corporation would be required to bear the entire financial burden of such misrepresentation with no contractual right to be indemnified by the Redecan Shareholders nor from any representations and warranties insurance policy and, in such event, the financial burden of any such material misrepresentation could have an adverse consequence, even a material adverse consequence, on the Corporation’s business, financial position, operations or prospects.

The Common Shares to be issued, or that are issuable, pursuant to the Transaction will dilute Shareholders.

If the Transaction is completed, and subject to the terms of the Share Purchase Agreement, the Redecan Shareholders will be issued 69,721,116 Common Shares, which is anticipated to represent approximately 31% of the issued and outstanding Common Shares post-Closing, and would result in a dilution factor to existing Shareholders of approximately 46% based on the number of Common Shares issued and outstanding as of the Record Date and approximately 54% based on the number of Common Shares which were issued and outstanding as of the date the Share Purchase Agreement was entered into. As a result, existing Shareholders will have their positions significantly diluted by the increase in additional outstanding Common Shares.

The issuance and future sale of Common Shares could affect the market price

If the Transaction is completed, and subject to the terms of the Share Purchase Agreement, the Redecan Shareholders will be issued 69,721,116 Common Shares. The issuance of these shares, and the sale of Common Shares in the public market from time to time, including in connection with the demand registration rights granted under the Investor Rights Agreement as well as under the orderly release mechanism under the Share Purchase Agreement, could depress the market price for Common Shares, despite the contractual resale restrictions contained in the Share Purchase Agreement. See “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Investor Rights Agreement” and “BUSINESS TO BE TRANSACTED AT THE MEETING – The Transaction – Transaction Documents – Share Purchase Agreement—Post-Closing Contractual Resale Restrictions and Hold Period”

The Redecan Shareholders’ significant interest in the Corporation upon completion of the Transaction may impact the liquidity of the Common Shares.

Although the Redecan Shareholders have informed the Corporation that they will not be acting jointly or in concert with respect to their Consideration Shares, the Redecan Shareholders’ significant voting interest in the Corporation may discourage transactions involving a change of control of the Corporation, including transactions in which an investor, as a Shareholder, might otherwise receive a premium for its Common Shares over the then-current market price.

The pending Transaction may divert the attention of the Corporation’s management.

The proposed Transaction could cause the attention of the Corporation’s management to be diverted from the day-to-day operations of the business and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of the Corporation.

Risks Relating to the Senior Secured Convertible Note Financing

The Common Shares that are issuable on conversion, redemption or in satisfaction of other payments under the Senior Secured Convertible Note due 2023 will significantly dilute Shareholders, and could affect the market price of the Common Shares.

If the Financing Resolution is approved by Shareholders, a significant number of Common Shares would become potentially issuable upon conversion, redemption or in satisfaction of payment of other amounts under the Senior Secured Convertible Note due 2023, and the lower the market or trading price of HEXO’s Common Shares in the future, the greater the number of Common Shares would become potentially issuable to the holder(s) of the Senior Secured Convertible Note due 2023. Factors both within and beyond the Corporation’s control could cause the market or trading price of HEXO’s Common Shares to decline, even significantly, in the future. As a result, existing Shareholders will have their positions significantly diluted by the increase in additional outstanding Common Shares.

In addition, Common Shares issuable upon conversion or redemption of the Senior Secured Convertible Note due 2023 are freely tradeable in the United States and, as such, the sale of Common Shares in the public market in the United States from time to time following conversion or redemption of the Senior Secured Convertible Note due 2023 could depress the market price for Common Shares.

Unless the Senior Secured Convertible Note due 2023 is converted into or redeemed for Common Shares, the Corporation will require significant cash resources to repay all amounts outstanding thereunder. Moreover, if the Senior Secured Convertible Note due 2023 is redeemed for Common Shares, the Corporation may still be required to make significant cash payments in connection with the redemption payments if the Financing Shareholder Approval is not obtained.

In a number of circumstances contemplated by the applicable provisions of the Senior Secured Convertible Note due 2023, the Corporation would require significant cash resources to repay all amounts outstanding thereunder, and such cash amounts would be even greater if the Financing Shareholder Approval is not obtained and if the number of Common Shares issuable thereunder is limited to 32,198,894. In addition, the Corporation does not have the right or option to prepay all or any portion of the Senior Secured Convertible Note due 2023 before the Maturity Date. Consequently, the existence and terms of the Senior Secured Convertible Note due 2023 could have an adverse impact on the liquidity and working capital available to the Corporation, which situation would be exacerbated in the event Shareholders so not adopt the Financing Resolution at the Meeting.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is TSX Trust Company at its office in Toronto, Ontario, M5H 4H1. The co-transfer agent for the Corporation in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the disclosed transaction below, or in the audited financial statements of the Corporation for the year ended July 31, 2020, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended July 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

The Corporation is a shareholder of Belleville Complex Inc. (“BCI”), a joint venture with Olegna Holdings Inc. (“OHI”). The primary purpose of BCI is the ownership and management of a property in Belleville, Ontario which serves as one of the Corporation’s main manufacturing facilities. The Corporation holds a 25% interest in BCI while OHI owns the remaining 75%. OHI is directly controlled by Vincent Chiara, a director of the Corporation. During the year ended July 31, 2020, the Corporation had in place an anchor tenant agreement with BCI for a 15-year period and leased 912,600 sq. ft. of the property, resulting in annual rent of $7,007,000 and a future commitment of approximately $49,337,000.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY WILL BE USED TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2020 as updated in the Corporation’s quarterly interim financial statements and management’s discussion and analysis. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario this 14th day of July, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sébastien St-Louis”
Sebastien St-Louis
President and Chief Executive Officer and Director

Appendix A

Transaction Resolution

WHEREAS HEXO Corp. (the “Corporation”) has entered into a share purchase agreement dated May 28, 2021 with 2831363 Ontario Inc., 2831364 Ontario Inc., 2831367 Ontario Inc., 2831368 Ontario Inc., 2831369 Ontario Inc., 2831371 Ontario Inc., 2831380 Ontario Inc., and 2831386 Ontario Inc. (collectively, the “Sellers”) and other individuals controlling the Sellers (collectively, the “Principals”) (as may be amended from time to time, the “Share Purchase Agreement”), to effect a transaction (the “Transaction”) whereby the Corporation will acquire all of the issued and outstanding common shares in the capital of 5048963 Ontario Inc. (operating, together with certain subsidiaries, a cannabis company under the names “Redecan Pharm” and “Redecan”) for an aggregate purchase price of $925,000,000 (prior to giving effect to certain purchase price adjustments), of which $525,000,000 of the aggregate consideration payable by the Corporation is to be paid by way of issuance to the Sellers of an aggregate of 69,721,116 Common Shares in the capital of the Corporation (the “Consideration Shares”); and

AND WHEREAS the Consideration Shares, once issued, will, collectively with the common shares issuable in connection with the Corporation’s senior secured convertible note due 2023 issued in connection with the Transaction, represent more than 25% of the issued and outstanding Common Shares in the capital of the Corporation, and would result in a dilution factor to existing Shareholders of approximately 46%, based on the number of Common Shares issued and outstanding as of the record date for the meeting of shareholders at which this resolution was submitted for approval, and approximately 54% based on the number of Common Shares which were issued and outstanding as of the date the Share Purchase Agreement was entered into;

NOW THEREFORE BE IT RESOLVED THAT:

1

The issuance by the Corporation of the Consideration Shares to the Sellers as partial payment for all of the issued and outstanding shares of 5048963 Ontario Inc. pursuant to the Transaction, as more particularly described and set forth in the management information circular of the Corporation dated July 14, 2021, as may be modified or amended in accordance with its terms, be, and it is hereby, authorized, approved and adopted.

2

Notwithstanding that this resolution has been approved by the Shareholders, the directors of the Corporation be, and they are hereby, authorized and empowered, at their discretion, without further notice to or approval of the Shareholders: (a) to amend the Share Purchase Agreement, to the extent permitted by the Share Purchase Agreement; and (b) subject to the terms of the Share Purchase Agreement, to disregard the approval of the Shareholders and not proceed with the Transaction, at any time prior to the completion of the Transaction.

3

Any one director or officer of the Corporation be, and ach of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to execute, or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments (including all such documents as are necessary or desirable to give effect to the listing of the Consideration Shares on the Toronto Stock Exchange in accordance with the Share Purchase Agreement) and to perform, or cause to be performed, all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix B

Financing Resolution

WHEREAS HEXO Corp. (the “Corporation”) has issued a senior secured convertible note dated May 27, 2021 in the principal amount of US$360.0 million and due May 1, 2023 (the “Senior Secured Convertible Note due 2023”); and

WHEREAS the Corporation wishes to obtain shareholder approval for certain matters relating to the Senior Secured Convertible Note due 2023 as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the issuance of more than 32,198,894 common shares of the Corporation (“Common Shares”) on the conversion of the Senior Secured Convertible Note due 2023, representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), and (ii) the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares;

NOW THEREFORE BE IT RESOLVED THAT:

1

The issuance of more than 32,198,894 Common Shares pursuant to the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note Financing (as defined in the Circular), representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), all as more particularly described in the Circular, is hereby authorized and approved.

2

The Market Stock Payment Price (as defined in the Circular) and the Repayment Price (as defined in the Circular), and the resulting issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares, all as more particularly described in the Circular, are hereby authorized and approved.

3	These approvals are given for all purposes pursuant to the TSX Company Manual, including without limitation sections 607 and 610 thereof.

4

Any one director or officer of the Corporation be, and each of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to execute, or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments (including all such documents as are necessary or desirable to give effect to the listing of the Common Shares issuable upon conversion or redemption of the Senior Secured Convertible Note due 2023 or otherwise in connection with the Senior Secured Convertible Note due 2023 and the Senior Secured Convertible Note due 2023 Financing on the Toronto Stock Exchange in accordance with the Senior Secured Convertible Note due 2023) and to perform, or cause to be performed, all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.